Filed Pursuant to Rule 424(b)(5)
                                                File Number 333-43573


PROSPECTUS SUPPLEMENT
---------------------
(To prospectus dated January 15, 1998)



                               3,000,000 Shares

                         Hospitality Properties Trust

             9 1/2% Series A Cumulative Redeemable Preferred Shares
                    (Liquidation Preference $25 Per Share)

                               ----------------

     Distributions on the Series A Preferred Shares will be cumulative from the date of original issue and payable quarterly, beginning on June 30, 1999, at the rate of 9 1/2% of the liquidation preference per annum, or $2.375 per Series A Preferred Share.

     The Series A Preferred Shares are not redeemable until April 12, 2004, after which we may redeem the shares at a redemption price of $25.00 per Series A Preferred Share, plus any accrued and unpaid distributions to and including the date of redemption. The Series A Preferred Shares have no maturity date and will remain outstanding indefinitely unless redeemed.

     We intend to file an application to list the Series A Preferred Shares on the New York Stock Exchange.

                               ----------------

                                                                Per Share         Total
                                                               -----------   --------------
      Public Offering Price (1) .............................. $   25.00       $75,000,000
      Underwriting Discount .................................. $   .7875       $ 2,362,500
      Proceeds, before expenses, to Hospitality Properties
        Trust ................................................ $ 24.2125       $72,637,500

        (1) Plus accrued distributions, if any, from the date of original issue


     The underwriters may also purchase up to an additional 450,000 Series A Preferred Shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The Series A Preferred Shares will be ready for delivery in New York, New York on or about April 12, 1999.
                                ---------------

                      The Joint Book-Running Managers are:

     Merrill Lynch & Co.                          Salomon Smith Barney

                                ---------------

A.G. Edwards & Sons, Inc.

                           Morgan Stanley Dean Witter

                                                           Prudential Securities

                                ---------------


            The date of this prospectus supplement is April 7, 1999.

                              [Inside Front Cover]


                          HOSPITALITY PROPERTIES TRUST


[Picture of Hotel]                                    [Picture of Hotel]
St. Louis Marriott[RegTM]                             Wyndham Garden[RegTM]
St. Louis, Missouri                                   San Diego, California


                              [Picture of Hotel]
                              Wyndham[RegTM]
                              Salt Lake City, Utah



[Picture of Hotel]                                    [Picture of Hotel]
Courtyard by Marriott[RegTM]                          Nashville Marriott[RegTM]
Scottsdale, Arizona                                   Nashville, Tennessee

                               Table of Contents

                                                                                 Page
                                                                                -----
                              Prospectus Supplement
Summary .......................................................................  S-4
Capitalization ................................................................  S-9
Use of Proceeds ...............................................................  S-9
The Company ...................................................................  S-10
Management ....................................................................  S-18
Description of the Series A Preferred Shares ..................................  S-20
Federal Income Tax Considerations .............................................  S-24
ERISA Plan Investors, Individual Retirement Accounts, and Other Plan Investors   S-31
Underwriting ..................................................................  S-32
Legal Matters .................................................................  S-34
Experts .......................................................................  S-34
Incorporation of Certain Information by Reference .............................  S-35
Where You Can Find More Information ...........................................  S-35
Forward-Looking Statements ....................................................  S-36
Index to Unaudited Adjusted Pro Forma Consolidated Financial Statements .......  F-1

                                   Prospectus
Available Information .........................................................   ii
Incorporation of Certain Documents by Reference ...............................   ii
The Company ...................................................................    1
Use of Proceeds ...............................................................    1
Ratio of Earnings to Fixed Charges ............................................    1
Description of Debt Securities ................................................    2
Description of Shares .........................................................   11
Description of Preferred Shares ...............................................   11
Description of Depositary Shares ..............................................   17
Description of Warrants .......................................................   20
Limitation of Liability; Shareholder Liability ................................   20
Redemption; Trustees; Business Combinations and Control Share Acquisitions ....   21
Plan of Distribution ..........................................................   25
Legal Matters .................................................................   26
Experts .......................................................................   26

     In this Prospectus Supplement, the term "HPT" includes Hospitality Properties Trust and its consolidated subsidiaries. Unless otherwise noted, the information contained in this Prospectus Supplement assumes that the transactions described below in "Summary--Recent Investments" have been completed, including the purchase of the seven hotels which we have not yet acquired. This offering is not contingent on the completion of these transactions, and we cannot assure you that they will be completed.

     In presenting "adjusted" information in this Prospectus Supplement, we have assumed that the offering has been completed and that we have applied the net proceeds as we currently intend. In presenting "adjusted pro forma" information, we have made the same assumptions and have assumed that we have completed all the transactions described in the Unaudited Adjusted Pro Forma Consolidated Financial Statements which are included and incorporated by reference in this Prospectus Supplement. Unless we otherwise state in this Prospectus Supplement, we have assumed throughout this Prospectus Supplement that the Underwriters' over-allotment option is not exercised.

                                    SUMMARY

     This summary may not contain all of the information that is important to you. You should carefully read this entire Prospectus Supplement and the accompanying Prospectus. You should also read the documents we have referred you to in "Incorporation of Certain Information by Reference."


THE COMPANY

     Hospitality Properties Trust ("HPT") is a real estate investment trust ("REIT") that buys, owns and leases hotels. We currently own or have entered agreements to buy a total of 204 hotels with 27,683 rooms costing approximately $2.13 billion. Our business strategy is to invest in high quality hotels leased to experienced hotel operators for rents which exceed our cost of capital. The average age of our hotels is five years. We believe that our hotels are among the newest, best designed and best located hotels in their market segments.


                        HPT Investments by Hotel Brand

[PIE CHART (tabular representation)]

Courtyard by Marriott[RegTM]          66 hotels/9,354 rooms        $654 million        31%
Residence Inn by Marriott[RegTM]      34 hotels/4,315 suites       $371 million        17%
Candlewood Suites[RegTM]              34 hotels/3,892 suites       $261 million        12%
Summerfield Suites[RegTM]             15 hotels/1,822 suites       $240 million        11%
Wyndham[RegTM]                        12 hotels/2,321 rooms        $183 million         9%
Homestead Village[RegTM]              18 hotels/2,399 rooms        $145 million         7%
Sumner Suites[RegTM]                  14 hotels/1,641 rooms        $140 million         7%
TownePlace Suites by Marriott[RegTM]   9 hotels/939 suites         $ 69 million         3%
Marriott[RegTM] full-service           2 hotels/1,000 rooms        $ 64 million         3%

[/PIE CHART]

RECENT INVESTMENTS

   o 17 Marriott properties (2,655 rooms) for $202 million. In December 1998 we agreed to acquire two full service Marriott[RegTM] hotels, three Courtyard by Marriott[RegTM], three Residence Inn by Marriott[RegTM] and nine TownePlace Suites by Marriott[RegTM] properties. Through April 5, 1999, we have acquired ten of these properties. When all 17 of these hotels are acquired they will be leased on a combined basis to a subsidiary of Marriott International, Inc (NYSE: MAR) ("Marriott"). This lease has an initial term ending in 2013 and requires minimum rent of $21.3 million per year, plus percentage rent based upon increases in total revenues at these hotels.

   o 18 Homestead Village[RegTM] hotels (2,399 rooms) for $145 million. On February 24, 1999 we acquired and leased these hotels on a combined basis to a subsidiary of Homestead Village Incorporated (NYSE: HSD) ("Homestead"). This lease has an initial term ending in 2015 and requires minimum rent of $16.0 million per year, plus percentage rent based upon increases in total revenues at these hotels.



FINANCING POLICIES

     Since our initial public offering in 1995, we have been conservatively capitalized. We believe that our conservative financing policy has enabled us to access the capital markets on favorable terms and will continue to facilitate our growth. We have completed common share offerings in each year since 1995, raising over $1.3 billion in gross proceeds. At December 31, 1998, our total debt of $415 million constituted 26% of our total capitalization.

BUSINESS POLICIES

     Our ability to pay distributions on the Series A Preferred Shares will depend upon our receipt of rents. We believe that our lease structure is among the most secure of all public hotel REITs. Our leases are designed to increase our rents during cyclical upturns and secure our minimum rents during cyclical downturns. Important features of our leases include the following:

     o Minimum Rent. All of our leases require minimum annual rent equal to at least 10% of our investment in our hotels. Our most recent lease requires minimum annual rent equal to 11% of our investment.

     o Percentage Rent. All of our leases require percentage rent equal to between 5% and 10% of increases in gross hotel revenues over threshold amounts.

     o Long Term Leases. All of the leases for our hotels expire after 2007. The average lease term remaining for our hotels is 14 years.

     o Pooled Leases. Each of our hotels is part of a combination of hotels. The leases in each combination are subject to cross default with other leases to the same tenant. The smallest combination includes nine hotels with 1,336 rooms in which we have invested $129 million; the largest combination includes 53 hotels with 7,610 rooms in which we have invested $505 million.

     o Geographic Diversification. Each combination of hotels leased to a single tenant is geographically diversified. In addition, many of our hotels are located in the vicinity of major demand generators such as large suburban office parks, airports and medical or educational facilities.

     o All or None Renewals. All tenant renewal options for each combination of our hotels may only be exercised on an all or none basis and not for separate hotels.

     o Security Deposits. All of our leases require security deposits, generally equal to one year's minimum rent.

     o FF&E Reserves. All of our leases require the tenants to deposit 5% of gross hotel revenues into escrow to fund periodic renovations (the "FF&E Reserve"). For pooled leases of hotels which were all open for at least one year prior to 1998 the FF&E Reserve averaged $1,602 per room per year.

     o Subordinated Fees. All management fees for our hotels are subordinated to the rent due to us.

     o Guarantees for New Hotels. When we purchase and lease recently built hotels, we require that payment of rent be guaranteed until the operations of the hotels achieve negotiated rent coverage levels. Except for guarantors whose obligations are investment grade rated, or whose net worth is in excess of 25 times annual minimum rent, these guarantees are secured by deposits.

     o Rent Coverage. When we purchase hotels which have historical operations, we set the purchase prices and rents at levels to provide historical as well as projected rent coverage. During 1998, 98 of our hotels which had been open at least one year at the beginning of 1998, constituting four lease pools, earned cash flow available for rent, after paying all non-subordinated expenses and after a 5% FF&E Reserve, of 1.7 times the minimum rent due to us. We believe that this is the highest rent coverage ratio among all public hotel REITs.

PRINCIPAL PLACE OF BUSINESS

     We are organized as a Maryland real estate investment trust. Our principal place of business is 400 Centre Street, Newton, Massachusetts 02458 and our telephone number is (617) 964-8389.

THE OFFERING

     The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the Series A Preferred Shares, see "Description of the Series A Preferred Shares" in this Prospectus Supplement and "Description of Preferred Shares" in the accompanying Prospectus.



 Issuer ..................... Hospitality Properties Trust


 Securities Offered ......... 3,000,000 shares of 9 1/2% Series A Cumulative
                              Redeemable Preferred Shares. The Underwriters have
                              the option to purchase up to 450,000 additional
                              shares of Series A Preferred Shares to cover
                              over-allotments, if any.


 Distributions .............. Investors will be entitled to receive cumulative cash distributions on the Series A Preferred
                              Shares at a rate of 9 1/2% per annum of the $25.00
                              per share liquidation preference (equivalent to
                              $2.375 per annum per share). Beginning in June
                              1999, distributions on the Series A Preferred
                              Shares will be payable quarterly in arrears on the
                              last day of each March, June, September and
                              December or, if not a business day, the next
                              business day. Distributions on the Series A
                              Preferred Shares will be cumulative from (but
                              excluding) the date of original issuance, which is
                              expected to be April 12, 1999.


 Maturity ................... The Series A Preferred Shares do not have any maturity date, and we are not required to redeem
                              the Series A Preferred Shares. Accordingly, the
                              Series A Preferred Shares will remain outstanding
                              indefinitely unless we decide to redeem them. In
                              addition, we are not required to set aside funds
                              to redeem the Series A Preferred Shares.


 Optional Redemption ........ We may not redeem the Series A Preferred Shares prior to April 12, 2004, except in limited
                              circumstances relating to our continuing
                              qualification as a REIT. On and after April 12,
                              2004, we may, at our option, redeem the Series A
                              Preferred Shares, in whole or from time to time in
                              part, by payment of $25.00 per share, plus accrued
                              and unpaid distributions through and including the
                              date of redemption.


 Liquidation Preference ..... If we liquidate, dissolve or wind up HPT, holders of the Series A Preferred Shares will have the
                              right to receive $25.00 per share, plus accrued
                              and unpaid distributions through the date of
                              payment, before any payments are made to the
                              holders of our common shares.


 Ranking .................... The Series A Preferred Shares rank senior to our common shares with respect to the payment of
                              distributions and the distribution of assets in
                              the event of our liquidation, dissolution or
                              winding up.

 Voting Rights .............. Holders of Series A Preferred Shares generally have no voting rights. However, if we do not pay
                              distributions on the Series A Preferred Shares for
                              six or more quarterly periods (whether or not
                              consecutive), the holders of the Series A
                              Preferred Shares, voting as a class with the
                              holders of any other class or series of our
                              capital shares which has similar voting rights,
                              will be entitled to vote for the election of two
                              additional trustees to serve on our Board of
                              Trustees until we pay all distributions which we
                              owe on the Series A Preferred Shares. In addition,
                              the affirmative vote of the holders of at least
                              two-thirds of the outstanding shares of Series A
                              Preferred Shares is required for us to authorize,
                              create or increase capital shares ranking senior
                              to the Series A Preferred Shares or to amend our
                              Declaration of Trust in a manner that materially
                              and adversely affects the rights of the Series A
                              Preferred Shares.

Listing ....................  We intend to file an application to list the
                              Series A Preferred Shares on the NYSE. If the
                              application is approved, trading of the Series A
                              Preferred Shares on the NYSE is expected to begin
                              within a 30-day period after the date of initial
                              delivery of the Series A Preferred Shares.

Restrictions on
Ownership and Transfer .....  Our Declaration of Trust and the articles supplementary for the Series A Preferred Shares
                              contain provisions which limit to 9.8% the
                              percentage ownership of our equity in the
                              aggregate and of the Series A Preferred Shares by
                              any one person or group of affiliated persons.
                              Similarly, we may prevent any proposed transfer of
                              our capital shares, including the Series A
                              Preferred Shares, which would jeopardize our
                              status as a REIT. The Board of Trustees may elect
                              to treat any shares, including the Series A
                              Preferred Shares, in excess of set ownership
                              limits as having been transferred to a trust for
                              the benefit of a charitable beneficiary, and then
                              sold with any profit being paid to the charitable
                              beneficiary. We also have the right to redeem at
                              any time Series A Preferred Shares which are in
                              excess of the ownership limits.

Conversion.................   The Series A Preferred Shares are not convertible
                              into or exchangeable for any other securities or
                              property.

Use of Proceeds............   We estimate that our net proceeds from the
                              offering will be approximately $72.4 million. We
                              intend to use the net proceeds from the offering
                              of Series A Preferred Shares to buy hotels, repay
                              part of our outstanding debt and for general
                              business purposes.

SUMMARY HISTORICAL AND ADJUSTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following table contains summary financial information. This information is derived from our audited financial statements and the Unaudited Adjusted Pro Forma Consolidated Financial Statements which are included or incorporated by reference in this Prospectus Supplement. Those statements and their footnotes contain more detailed information which you should read to fully understand this summary information.


                                                                                                        Adjusted
                                                                   Historical                          Pro Forma
                                                  -----------------------------------------------   ---------------
                                                                                                       Year Ended
                                                             Year Ended December 31,                  December 31,
                                                     1996             1997              1998              1998
                                                  -----------   ---------------   ---------------   ---------------
                                                          (in thousands, except ratios)               (unaudited)
Operating Data:
 Rental income .................................   $69,514         $  98,561         $ 157,223         $ 216,544
 FF&E reserve income ...........................    12,169            14,643            16,108            17,212
 Interest income ...............................       946               928             1,630             1,630
  Total revenues ...............................    82,629           114,132           174,961           235,386
 Income before extraordinary item
   and preferred dividends .....................    51,664            59,153            87,982           102,623
 Series A Preferred dividends (1) ..............        --                --                --             7,125
Balance Sheet Data (at end of
 period):
 Real estate properties, net ...................  $816,469        $1,207,868        $1,774,811        $2,072,547
 Total assets ..................................   871,603         1,313,256         1,837,638         2,111,020
 Total borrowings ..............................   125,000           125,000           414,753           582,753
 Total shareholders' equity ....................   645,208         1,007,893         1,173,857         1,246,295
Other Data:
 Interest coverage ratio (2) ...................      11.6x              5.9x              6.8x              4.4x
 Interest and preferred dividend
   coverage ratio (3) ..........................      11.6x              5.9x              6.8x              3.8x
 Ratio of earnings to combined fixed
   charges and preferred dividends (4) .........      10.2x              4.8x              5.0x              2.8x

-----------
(1) Reflects a preferred dividend rate of 9 1/2% per annum.
(2) The interest coverage ratio represents net income before extraordinary items and preferred dividends, less FF&E reserve income, plus interest expense and depreciation, divided by interest expense. We have no scheduled principal amortization prior to the maturity dates of our debt.
(3) The interest and preferred dividend coverage ratio represents net income before extraordinary items and preferred dividends, less FF&E reserve income, plus interest expense and depreciation, divided by the sum of interest expense and preferred dividends. We have no scheduled principal amortization prior to the maturity dates of our debt.
(4) These ratios were computed by dividing earnings by combined fixed charges and preferred dividends. For this purpose, earnings have been calculated by adding fixed charges and preferred dividends to income before income taxes and extraordinary items. Fixed charges consist of interest costs including amortization of deferred financing costs.

                                CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1998, adjusted assuming completion of this offering of Series A Preferred Shares, and adjusted pro forma assuming completion of this offering and consummation of the transactions described in the Unaudited Adjusted Pro Forma Consolidated Financial Statements which appear at the back of this Prospectus Supplement.



                                                                     As of December 31, 1998
                                                         ------------------------------------------------
                                                                                              Adjusted
                                                             Actual          Adjusted         Pro Forma
                                                         --------------   --------------   --------------
                                                                          (in thousands)
Debt:
 Bank borrowings .....................................     $       --       $       --       $  168,000
 Senior notes, net of discount .......................        414,753          414,753          414,753
                                                           ----------       ----------       ----------
    Total debt(1) ....................................        414,753          414,753          582,753
Shareholders' equity:
 Preferred shares, without par value
   100,000,000 authorized, none issued and
   3,000,000 adjusted and adjusted pro forma .........             --           72,438           72,438
 Common shares, par value $0.01 per share
   100,000,000 authorized, 45,595,539 issued,
   adjusted and adjusted pro forma ...................            456              456              456
 Additional paid-in capital ..........................      1,230,849        1,230,849        1,230,849
 Cumulative net income ...............................        203,507          203,507          203,507
 Dividends (paid or declared) ........................       (260,955)        (260,955)        (260,955)
                                                           ----------       ----------       ----------
    Total shareholders' equity .......................      1,173,857        1,246,295        1,246,295
                                                           ----------       ----------       ----------
Total capitalization .................................     $1,588,610       $1,661,048       $1,829,048
                                                           ==========       ==========       ==========

------------

(1) Excludes our obligation to refund security deposits upon lease expirations and to refund guarantee deposits when the operating performance of the related hotels reaches negotiated rent coverage levels.


                                USE OF PROCEEDS

     We estimate that the net proceeds of this offering of Series A Preferred Shares will be about $72.4 million. We expect to use the net proceeds of this offering to reduce outstanding amounts under our bank credit facility, to buy additional hotels and for general business purposes. Our bank credit facility bears interest at LIBOR plus a spread and matures on March 19, 2002. At April 5, 1999 our credit facility had a balance outstanding of $172 million and the interest rate payable was 6.1% per annum. Until we use the proceeds of this offering, they may be deposited in interest-bearing accounts or invested in short-term securities, including securities which may not be investment grade rated.

                                  THE COMPANY

     HPT is a REIT that buys, owns and leases hotels. One of our principal business objectives is to earn our cash flow from dependable and diverse sources. To achieve this objective, we seek to operate as follows: maintain a strong base of shareholders' equity; invest in high quality properties operated by hotel operating companies which are not affiliated with us; use moderate debt leverage to fund additional investments; design leases which require minimum rents which provide positive spreads over our cost of investment capital; when market conditions permit, refinance debt with additional equity or long-term debt; and pursue diversification so that we receive our rents from diverse properties and operators.

     Most other public hotel REITs seek to control the operations of hotels in which they invest by leasing their properties to affiliated tenants. These other hotel REITs generally design their affiliated leases to capture substantially all net operating revenues from their hotels as cash available for distribution ("CAD"). Our leases are designed so that net operating revenues from our hotels may exceed our rents by considerable coverage margins.

Hotels

     Upon completion of the acquisitions described in "Summary--Recent Investments," we will have investments totaling $2.1 billion in 204 hotels, with 27,683 rooms, located in 35 states.


                             Location of HPT Hotels

            [Map of the United States showing location of HPT hotels]

                           No. of     No. of        Investment
         State             Hotels      Rooms      (in thousands)
-----------------------   --------   --------    -----------------
Alabama ...............      4           463     $   32,714
Arizona ...............     13         1,791        113,340
California ............     19         2,584        233,909
Colorado ..............      2           252         14,520
Delaware ..............      1           152         12,100
Florida ...............     13         1,705        135,722
Georgia ...............     17         2,151        154,695
Illinois ..............      7         1,021         84,877
Indiana ...............      2           271         18,523
Iowa ..................      2           206         14,200
Kansas ................      2           188          9,962
Kentucky ..............      1            77          4,980
Louisiana .............      1           231         27,663
Maryland ..............      6           788         65,328
Massachusetts .........      9         1,206         81,100
Michigan ..............      6           741         49,090
Minnesota .............      3           492         28,386
Missouri ..............      4         1,005         53,000


                           No. of    No. of         Investment
         State             Hotels    Rooms       (in thousands)
-----------------------   --------  --------    -----------------
Nebraska ..............      1          131          6,279
Nevada ................      1          120          9,093
New Jersey ............      7          946         96,909
New Mexico ............      3          359         31,933
New York ..............      3          403         28,500
North Carolina ........     10        1,270         83,551
Ohio ..................      3          308         24,714
Oklahoma ..............      1          122         10,414
Pennsylvania ..........      9        1,154         96,033
Rhode Island ..........      1          148         10,200
South Carolina ........      2          232         16,005
Tennessee .............      6        1,021         83,549
Texas .................     18        2,389        186,236
Utah ..................      3          601         61,709
Virginia ..............     20        2,486        194,639
Washington ............      3          522         43,529
Wisconsin .............      1          147          8,500
                           ---       ------     ----------
Total (35 states) .....    204       27,683     $2,125,902
                           ===       ======     ==========

     The purchase of the remaining seven hotels that we have agreed to acquire is subject to the satisfaction of a number of conditions, including completion of construction by Marriott. If these conditions are not satisfied, we may not acquire one or more of these hotels.

     The average age of our hotels is five years. We believe that our portfolio of hotels is among the newest of publicly owned hotel REITs.

Leases

     Our 204 hotels are grouped into eleven combinations and leased to separate affiliates of publicly owned hotel companies including Marriott, Host Marriott Corporation ("Host"), Crestline Capital Corporation ("Crestline"), Patriot American Hospitality Corp. and Wyndham International, Inc. (collectively "Wyndham"), Homestead, Candlewood Hotel Company ("Candlewood") and ShoLodge, Inc. ("ShoLodge"). The chart below and on the next page summarizes important features of our leases, including the leases to be entered as described in "Summary--Recent Investments."


                                                                  Marriott[RegTM]
                                                                   full-service
                                                                    (2 hotels),
                                                                   Courtyard by
                                                                  Marriott[RegTM]
                                                                    (3 hotels),
                                                                   Residence Inn
                                                                by Marriott[RegTM]
                                                                    (3 hotels),
                                                                    TownePlace
                         Courtyard by          Summerfield           Suites by
                        Marriott[RegTM]       Suites[RegTM]       Marriott[RegTM]
Type of hotels            (53 hotels)          (15 hotels)          (9 hotels)
--------------------------------------------------------------------------------
Number of states              24                    8                    8
--------------------------------------------------------------------------------
Dollars invested     $505.4 million       $240.0 million       $202.0 million
--------------------------------------------------------------------------------
Tenant               subsidiary of        subsidiary of        subsidiary of
                     Host; subleased      Wyndham              Marriott
                     to Crestline
--------------------------------------------------------------------------------
Manager              subsidiary of        subidiary of         subsidiary of
                     Marriott             Wyndham              Marriott
--------------------------------------------------------------------------------
Minimum rent per     $50.5 million        $25.0 million        $21.3 million
year
--------------------------------------------------------------------------------
Initial lease term   2012                 2015                 2013
expiration
--------------------------------------------------------------------------------
Renewal options      all or none          all or none          all or none
                     3 for 12 years       4 for 12 years       2 for 10 years
--------------------------------------------------------------------------------
Security deposit     $50.5 million        $15.0 million        $21.3 million
--------------------------------------------------------------------------------
FF&E Reserves        $1,477/room          $1,894/suite         n/a (new
for 1998                                  (pro forma           construction)
                                          assuming
                                          purchase and
                                          lease
                                          consummated
                                          January 1, 1998)
--------------------------------------------------------------------------------
Cross defaults       yes                  yes                  yes
within
each group
--------------------------------------------------------------------------------
Management fees      subordinated         subordinated         subordinated
--------------------------------------------------------------------------------
Rent coverage:       1.82x                1.31x (pro           n/a (new
1998 (hotel                               forma assuming       construction)
operating results                         purchase and
after FF&E                                lease
Reserves and all                          consummated
non-subordinated                          January 1, 1998)
charges)
--------------------------------------------------------------------------------
Other security               --                     --         Marriott has
                                                               provided a
                                                               limited
                                                               guarantee until
                                                               cash flow
                                                               reaches a
                                                               negotiated rent
                                                               coverage ratio


                                                                         Residence
                                                                          Inn by
                                                                      Marriott[RegTM]
                                                                        (10 hotels)
                                                    Residence               and
                                                     Inn by            Courtyard by
                          Wyndham[RegTM]         Marriott[RegTM]      Marriott[RegTM]
Type of hotels              (12 hotels)            (18 hotels)          (4 hotels)
--------------------------------------------------------------------------------
Number of states                 8                     14                    7
--------------------------------------------------------------------------------
Dollars invested     $182.6 million           $172.2 million       $148.8 million
--------------------------------------------------------------------------------
Tenant               subsidiary of            subsidiary of        subsidiary of
                     Wyndham                  Host; subleased      Marriott
                                              to Crestline
--------------------------------------------------------------------------------
Manager              subsidiary of            subidiary of         subsidiary of
                     Wyndham                  Marriott             Marriott
--------------------------------------------------------------------------------
Minimum rent per     $18.3 million            $17.2 million        $14.9 million
year
--------------------------------------------------------------------------------
Initial lease term   2012                     2010                 2014
expiration
--------------------------------------------------------------------------------
Renewal options      all or none              all or none          all or none
                     4 for 12 years           1 for 10 years       1 for 12 years
                                              2 for 15 years       1 for 10 years
--------------------------------------------------------------------------------
Security deposit     $18.3 million            $17.2 million        $14.9 million
--------------------------------------------------------------------------------
FF&E Reserves        $1,746/room              $1,648/suite         n/a (new
for 1998                                                           construction)
--------------------------------------------------------------------------------
Cross defaults       yes                      yes                  yes
within
each group
--------------------------------------------------------------------------------
Management fees      subordinated             subordinated         subordinated
--------------------------------------------------------------------------------
Rent coverage:       11 Wyndham               1.78x                n/a (new
1998 (hotel          Garden[RegTM] hotels                          construction)
operating results    cover 1.76x
after FF&E
Reserves and all
non-subordinated
charges)
--------------------------------------------------------------------------------
Other security       Wyndham has                       --          Marriott has
                     provided, for the                             provided a
                     Salt Lake City                                limited guarantee
                     hotel, a secured                              until cash flow
                     limited                                       reaches a
                     guarantee until                               negotiated rent
                     cash flow reaches                             coverage ratio
                     a negotiated rent
                     coverage ratio

                            Homestead              Candlewood
                         Village[RegTM]           Suites[RegTM]
Type of hotels             (18 hotels)             (17 hotels)
--------------------------------------------------------------------------------
Number of states              5                      13
--------------------------------------------------------------------------------
Dollars invested     $145.0 million         $142.4 million
--------------------------------------------------------------------------------
Tenant               subsidiary of          subsidiary of
                     Homestead              Candlewood
--------------------------------------------------------------------------------
Manager              subsidiary of          subsidiary of
                     Homestead              Candlewood
--------------------------------------------------------------------------------
Minimum rent per     $16.0 million          $14.2 million
year
--------------------------------------------------------------------------------
Initial lease term   2015                   2011
expiration
--------------------------------------------------------------------------------
Renewal options      all or none            all or none
                     2 for 15 years         3 for 15 years
--------------------------------------------------------------------------------
Security deposit     $16.0 million          $14.2 million
--------------------------------------------------------------------------------
FF&E Reserves        n/a (new               n/a (new
for 1998             construction)          construction)
--------------------------------------------------------------------------------
Cross defaults       yes                    yes
within
each group
--------------------------------------------------------------------------------
Management fees      subordinated           subordinated
--------------------------------------------------------------------------------
Rent coverage:       n/a (new               n/a (new
1998 (hotel          construction)          construction)
operating results
after FF&E
Reserves and all
non-subordinated
charges)
--------------------------------------------------------------------------------
Other security       Homestead has          Candlewood has
                     provided a full        provided a secured
                     recourse guarantee     limited guarantee
                     until cash flow        until cash flow
                     coverage reaches a     reaches a negotiated
                     negotiated rent        rent coverage
                     coverage ratio         ratio



                                                 Courtyard by
                                                Marriott[RegTM]
                                                  (6 hotels)
                                                      and
                                                   Residence
                             Sumner                 Inn by                Candlewood
                         Suites[RegTM]          Marriott[RegTM]          Suites[RegTM]
Type of hotels            (14 hotels)             (3 hotels)              (17 hotels)
--------------------------------------------------------------------------------
Number of states             8                       8                       13
--------------------------------------------------------------------------------
Dollars invested     $140.0 million        $129.3 million           $118.5 million
--------------------------------------------------------------------------------
Tenant               subsidiary of         subsidiary of            subsidiary of
                     ShoLodge              Marriott                 Candlewood
--------------------------------------------------------------------------------
Manager              subsidiary of         subsidiary of            subsidiary of
                     ShoLodge              Marriott                 Candlewood
--------------------------------------------------------------------------------
Minimum rent per     $14.0 million         $12.9 million            $12.1 million
year
--------------------------------------------------------------------------------
Initial lease term   2008                  2012                     2011
expiration
--------------------------------------------------------------------------------
Renewal options      all or none           all or none              all or none
                     5 for 10 years        2 for 10 years           3 for 15 years
--------------------------------------------------------------------------------
Security deposit     $14.0 million         $12.9 million            $12.1 million
--------------------------------------------------------------------------------
FF&E Reserves        n/a (new              n/a (new                 n/a (new
for 1998             construction)         construction)            construction)
--------------------------------------------------------------------------------
Cross defaults       yes                   yes                      yes
within
each group
--------------------------------------------------------------------------------
Management fees      subordinated          subordinated             subordinated
--------------------------------------------------------------------------------
Rent coverage:       n/a (new              n/a (new                 n/a (new
1998 (hotel          construction)         construction)            construction)
operating results
after FF&E
Reserves and all
non-subordinated
charges)
--------------------------------------------------------------------------------
Other security       ShoLodge              Marriott has             Candlewood has
                     has provided          provided a limited       provided
                     a secured limited     guarantee until cash     a secured limited
                     guarantee             flow reaches a           guarantee until
                     until cash flow       negotiated rent          cash flow reaches a
                     reaches               coverage ratio           negotiated rent
                     a negotiated rent                              coverage ratio
                     coverage ratio

Hotel Brands

     Courtyard by Marriott[RegTM] hotels are designed to attract both business and leisure travelers. A typical Courtyard by Marriott[RegTM] hotel has 145 guest rooms. The guest rooms are larger than those in most other moderately priced hotels and predominately offer king size beds. Most Courtyard by Marriott[RegTM] hotels are situated on well landscaped grounds and are built with a courtyard containing a patio, pool and socializing area that may be glass enclosed depending upon location. Most of these hotels have lounges or lobbies, meeting rooms, an exercise room, a small laundry room available to guests and a restaurant or coffee shop. Generally, the guest rooms are similar in size and furnishings to guest rooms in full service Marriott[RegTM] hotels. In addition, many of the same amenities as would be available in full service Marriott[RegTM] hotels are available in Courtyard by Marriott[RegTM] hotels, except that restaurants may be open only for breakfast buffets or serve limited menus, room service may not be available and meeting and function rooms are limited in size and number. According to Marriott, as of December 1998, 354 Courtyard by Marriott[RegTM] hotels were open and operating nationally. We believe that the Courtyard by Marriott[RegTM] brand is the leading brand in the mid-priced segment of the United States hotel industry.

     We have invested or agreed to invest a total of $654 million in 66 Courtyard by Marriott[RegTM] hotels which have 9,354 rooms. For 1998, the average daily rate ("ADR"), occupancy and revenue per available room ("REVPAR") for our 53 Courtyard by Marriott[RegTM] hotels which were open for a full year as of January 1, 1998 were as follows:


                    HPT COURTYARD BY MARRIOTT[RegTM] HOTELS
                    ---------------------------------------

  ADR .........................................................     $ 90.71
  Occupancy ...................................................        80.5%
  REVPAR ......................................................     $ 73.04

     Residence Inn by Marriott[RegTM] hotels are designed to attract business, governmental and family travelers who stay more than five consecutive nights. Residence Inn by Marriott[RegTM] hotels generally have between 80 and 130 studio, one bedroom and two bedroom suites. Most Residence Inn by Marriott[RegTM] hotels are designed as residential style buildings with landscaped walkways, courtyards and recreational areas. Residence Inn by Marriott[RegTM] hotels do not have restaurants. All offer complimentary continental breakfast and a complimentary evening hospitality hour. In addition, each suite contains a fully equipped kitchen and many have fireplaces. Most Residence Inn by Marriott[RegTM] hotels also have swimming pools, exercise rooms, sports courts and guest laundries. According to Marriott, as of December 1998, 273 Residence Inn by Marriott[RegTM] hotels were open and operating nationally. We believe that the Residence Inn by Marriott[RegTM] brand is the leading brand in the extended stay segment of the United States hotel industry.

     We have invested or agreed to invest a total of $371 million in 34 Residence Inn by Marriott[RegTM] hotels which have 4,315 suites. For 1998, the ADR, occupancy and REVPAR for our 18 Residence Inn by Marriott[RegTM] hotels which were open for a full year as of January 1, 1998 were as follows:


                  HPT RESIDENCE INN BY MARRIOTT[RegTM] HOTELS
                  -------------------------------------------

  ADR ....................................................     $ 102.20
  Occupancy ..............................................         84.0%
  REVPAR .................................................     $  85.86

     Wyndham[RegTM] Hotels. Eleven of our Wyndham[RegTM] hotels are Wyndham Garden[RegTM] hotels. Wyndham Garden[RegTM] hotels are mid-sized, full service hotels located primarily near suburban business centers and airports, and are designed to attract business travelers and small business groups. Each hotel contains 140 to 250 rooms and approximately 1,500 to 5,000 square feet of meeting space. Amenities and services include large desks, room service and access to 24-hour telecopy and mail/package service. The meeting facilities at Wyndham Garden[RegTM] hotels generally can accommodate groups of between 10 and

200 people in a flexible meeting room design with audiovisual equipment. Wyndham Garden[RegTM] hotels also feature lobby lounges, most of which have a fireplace, libraries typically overlooking a landscaped garden and swimming pools. In addition, many Wyndham Garden[RegTM] hotels contain whirlpool and exercise facilities. Each Wyndham Garden[RegTM] hotel contains a cafe restaurant which serves a full breakfast, lunch and dinner menu. We believe that the Wyndham Garden[RegTM] brand is one of the leading brands in the full service segment of the United States hotel industry. The one additional Wyndham[RegTM] hotel we own is a full service hotel located in downtown Salt Lake City adjacent to the Salt Lake City Delta Center. This hotel includes 381 rooms, 14,469 square feet of meeting space and two restaurants and lounges. We believe this hotel is a leading convention hotel in Salt Lake City.

     The 12 Wyndham[RegTM] and Wyndham Garden[RegTM] hotels owned by us represent a total investment of $183 million and contain 2,321 rooms. All 12 of our Wyndham[RegTM] hotels are leased on a combined basis to a subsidiary of Wyndham. For 1998, these hotels had ADR, occupancy and REVPAR as follows:


                           HPT WYNDHAM[RegTM] HOTELS
                           -------------------------

  ADR ....................................................     $ 97.14
  Occupancy ..............................................        73.4%
  REVPAR .................................................     $ 71.27

     Summerfield Suites[RegTM] hotels are upscale, all suite extended stay hotels which offer guests separate living and sleeping areas, full kitchens, large work areas, complimentary breakfasts and evening social hours. Private voice mail, video players, on site convenience stores and "room service" contracted from area restaurants also are generally available. In addition, Summerfield Suites[RegTM] offers "signature" two bedroom, two bathroom suites designed for equal-status business travelers in training classes or attending meetings and for families on weekends.

     The 15 Summerfield Suites[RegTM] hotels which we own represent a total investment of $240 million and contain 1,822 suites (2,766 rooms). For 1998, these hotels had ADR, occupancy and REVPAR as follows:


                     HPT SUMMERFIELD SUITES[RegTM] HOTELS
                     ------------------------------------

  ADR ....................................................     $ 120.50
  Occupancy ..............................................         80.6%
  REVPAR .................................................     $  97.09

     Sumner Suites[RegTM] hotels are all suite hotels designed to attract value-oriented business travelers. Sumner Suites[RegTM] hotels compete in the all suite segment of the lodging industry against such brands as Embassy Suites[RegTM], Hampton Inns and Suites[RegTM] and AmeriSuites[RegTM]. Each Sumner Suites[RegTM] guest room offers an efficient space for working which includes two phones with data ports and voice mail, a living area which includes a coffee maker, microwave, mini-refrigerator, sleeper-sofa and 25-inch television, and a separate bedroom area with either one king or two double beds. Each Sumner Suites[RegTM] hotel has an attractive lobby lounge where free continental breakfasts are provided in the mornings and cocktails are generally available in the evening. In addition, all Sumner Suites[RegTM] hotels have meeting rooms that can accommodate up to 150 people, fitness facilities and pools. Sumner Suites[RegTM] hotels are generally high-rise hotels of six or seven stories and are of masonry construction.

     We have invested $140 million in our 14 Sumner Suites[RegTM] hotels which include 1,641 guest suites. All of our Sumner Suites[RegTM] hotels are leased on a combined basis to one subsidiary of ShoLodge, a publicly owned company quoted on the Nasdaq National Market. Twelve of these hotels were built and opened between April 1996 and August 1997, one of these hotels opened in late 1995 and one re-flagged hotel underwent extensive renovations in 1998. For 1998, the ADR, occupancy and REVPAR for all 14 of these Sumner Suites[RegTM] hotels were as follows:


                        HPT SUMNER SUITES[RegTM] HOTELS
                        -------------------------------

  ADR ....................................................     $ 77.72
  Occupancy ..............................................        60.1%
  REVPAR .................................................     $ 46.73

     Candlewood Suites[RegTM] hotels are extended stay hotels which offer studio and one bedroom suites designed for business travelers expecting to stay five or more days. Candlewood Suites[RegTM] hotels compete in the mid-priced extended stay segment of the lodging industry against such other brands as Sierra Suites[RegTM], TownePlace Suites by Marriott[RegTM] and MainStay Suites[RegTM]. Each Candlewood Suites[RegTM] suite contains a fully equipped kitchen area, a combination living and work area and a sleeping area. The kitchen includes a full-size microwave, full-size refrigerator, stove, dishwasher and coffee maker. The living area contains a convertible sofa, recliner, 25-inch television, videocassette player and compact disc player. The work area includes a large desk and executive chair, two phone lines, voice mail and a speaker phone. Each Candlewood Suites[RegTM] suite contains a king size bed. Other amenities offered at each Candlewood Suites[RegTM] hotel include a fitness center, free guest laundry facilities, and a Candlewood Cupboard[RegTM] area where guests can purchase light meals, snacks and other refreshments. We believe that Candlewood Suites[RegTM] will become one of the leading brands in the mid-priced, extended stay segment of the United States hotel industry.

     We have invested or agreed to invest $261 million to acquire 34 Candlewood Suites[RegTM] hotels which include 3,892 suites. One of these hotels was opened in May 1996, 14 were opened in 1997, 18 were opened during 1998 and one was opened during 1999. We believe that the current performance of our Candlewood Suites[RegTM] hotels is not indicative of their operating potential because of their recent development. However, for the 14 HPT-owned Candlewood Suites[RegTM] hotels acquired by us which were open prior to January 1, 1998 (including nine opened less than twelve months), ADR, occupancy and REVPAR for 1998 were $54.38, 71.8% and $39.04, respectively.

     Homestead Village[RegTM] hotels are extended stay hotels designed for value-oriented business travelers. Each Homestead Village[RegTM] room features a kitchen with a full-size refrigerator, stovetop, microwave, coffee maker plus utensils and dishes. A work area is provided with a well-lighted desktop and a computer data port. Complimentary local phone calls, fax service, copy service and personalized voice-mail are also available to guests. On-site laundry and other personal care services are available. Housekeeping services are provided on a twice-weekly basis. According to Homestead, there were 125 Homestead Village[RegTM] hotels open as of December 31, 1998. We have purchased 18 Homestead Village[RegTM] hotels with a total of 2,399 rooms for $145 million. Four of these hotels were opened during 1998, 13 were opened during 1997 and one was opened in 1996. HPT believes that the current performance of the Homestead Village[RegTM] hotels is not indicative of their operating potential because of their recent development. However, for the 14 HPT-owned Homestead Village[RegTM] hotels which were open as of January 1, 1998 (including 12 open for less than eight months) the 1998 ADR, occupancy and REVPAR were $45.48, 74.0% and $33.59, respectively.

     The Marriott St. Louis Airport hotel is a 601 room hotel located in Missouri on approximately 12 acres of land at the I-70 exit for Lambert International Airport, across the street from the airport entrance. The hotel has two nine floor towers and three low rise buildings which create a courtyard for the hotel's pool and gardens. The property includes 20 meeting rooms totaling approximately 18,000 square feet of space, three restaurants and a concierge floor. Included in the 601 rooms are 77 Rooms That Work[RegTM], rooms specifically designed by Marriott for the business traveler. The property has been operated as a Marriott hotel since it opened.

     The Marriott Nashville Airport hotel is a 399 room, 17 floor hotel located in Tennessee on 17 acres of land in High Ridge Business Park across I-40 from the Nashville Airport and a short drive from downtown Nashville. The property includes 14 meeting rooms totaling approximately 17,000 square feet of space, a restaurant and a concierge floor. Included in the 399 rooms are 85 Rooms That Work[RegTM]. The property has been operated as a Marriott hotel since it opened.

     TownePlace Suites by Marriott[RegTM] are extended-stay hotels offering studio and two-bedroom suites for business and family travelers. TownePlace Suites by Marriott[RegTM] compete in the mid-priced extended-stay segment of the lodging industry. Each suite offers a fully equipped kitchen and separate living and work areas. Other amenities usually include voice mail, data lines, on-site business services, laundry and a fitness center. According to Marriott, there were 23 TownePlace Suites by Marriott[RegTM] open as of February 1999 and an additional 40 under construction. We have purchased or agreed to acquire nine TownePlace Suites by Marriott[RegTM] which include 939 suites for $69 million. One of these hotels was opened in 1997, five were opened in 1998, and three are scheduled to be completed and opened in 1999.

                                  MANAGEMENT

     The Trustees and executive officers of HPT are as follows:


Name                                 Age    Position
---------------------------------   -----   -------------------------------------------------
Barry M. Portnoy ................    53     Managing Trustee
Gerard M. Martin ................    64     Managing Trustee
John G. Murray ..................    38     President, Chief Operating Officer and Secretary
Thomas M. O'Brien ...............    32     Treasurer and Chief Financial Officer
John L. Harrington ..............    62     Independent Trustee
William J. Sheehan ..............    54     Independent Trustee
Arthur G. Koumantzelis ..........    68     Independent Trustee

     Barry M. Portnoy has been a Managing Trustee of HPT since our initial public offering in 1995. Mr. Portnoy also serves as a Managing Trustee of HRPT Properties Trust, a NYSE listed REIT. Mr. Portnoy was a partner in the law firm of Sullivan & Worcester LLP from 1978 through March 1997 and chairman of that firm from 1994 through March 1997.

     Gerard M. Martin has been a Managing Trustee since our initial public offering in 1995. Mr. Martin also serves as a Managing Trustee of HRPT Properties Trust.

     John G. Murray is President, Chief Operating Officer and Secretary of HPT. Mr. Murray is also an Executive Vice President of REIT Management & Research, Inc. Mr. Murray served in various capacities for HRPT Properties Trust from 1993 through August 1995. Prior to joining HRPT Properties Trust in 1993, Mr. Murray was Director of Finance, Business Analysis and Planning at Fidelity Brokerage Services, Inc. from 1992 to 1993.

     Thomas M. O'Brien is the Treasurer and Chief Financial Officer of HPT. Mr. O'Brien is also a Vice President of REIT Management & Research, Inc. Prior to joining HPT in March 1996, Mr. O'Brien was employed by Arthur Andersen LLP for eight years. Mr. O'Brien is a certified public accountant.

     John L. Harrington is the Chief Executive Officer of the Boston Red Sox Baseball Club, Executive Director and Trustee of the Yawkey Foundation and a Trustee of the JRY Trust. Mr. Harrington is also a director of a bank subsidiary of Fleet Financial Group, Inc. Mr. Harrington was a Trustee of HRPT Properties Trust from 1991 through August 1995 and has been a Trustee of HPT since its initial public offering in 1995.

     William J. Sheehan has been the Chief Financial Officer of Ian Schrager Hotels LLC (formerly Ian Schrager Hotels, Inc.) since May 1995. From 1993 through May 1995, Mr. Sheehan was a self employed consultant on financial and operating matters to companies in the hotel industry. From 1982 until 1993, he was employed by Omni Hotels as Vice Chairman (1992 to 1993) and as President and Chief Executive Officer (1988 to 1992). Mr. Sheehan is a certified hotel administrator, a Fellow of the Educational Institute of the American Hotel and Motel Association and has been a speaker at various hotel industry conferences. Mr. Sheehan has been a Trustee of HPT since its initial public offering in 1995.

     Arthur G. Koumantzelis has been President and Chief Executive Officer of Gainesborough Investments LLC, a private investment company since June 1998. From 1990 to 1998, Mr. Koumantzelis was Senior Vice President and Chief Financial Officer of Cumberland Farms, Inc., a private company engaged in the convenience store business and in the distribution and retail sale of gasoline. Mr. Koumantzelis was a trustee of HRPT Properties Trust from 1992 through August 1995. Mr. Koumantzelis has been a Trustee of HPT since its initial public offering in 1995.

     HPT's Declaration of Trust provides that a majority of the Board of Trustees will be composed of Independent Trustees who are neither affiliated with HPT's investment advisor nor serve as officers of HPT. Messrs. Harrington, Sheehan and Koumantzelis are HPT's Independent Trustees. The Board of Trustees makes all major investment and policy decisions affecting HPT.

     REIT Management & Research, Inc. ("RMR") provides management services and investment advice to HPT pursuant to an investment advisory agreement (the "Advisory Agreement"). RMR also acts as an investment advisor to HRPT Properties Trust and has other business interests. Messrs. Portnoy and Martin own RMR. Messrs. Portnoy and Martin and Mr. David J. Hegarty are the directors of RMR. The officers of RMR are Mr. Hegarty, President and Secretary, Mr. Murray, Executive Vice President, John A. Mannix, Vice President, Mr. O'Brien, Vice President, Ajay Saini, Vice President, David M. Lepore, Vice President, and John Popeo, Treasurer.

     Under the terms of the Advisory Agreement, HPT pays RMR an annual advisory fee calculated on the basis of total assets under management (0.7% of the first $250 million plus 0.5% of additional assets) and an incentive fee for each year equal to 15% of the annual increase in CAD per common share multiplied by the weighted average number of common shares outstanding in each year, but in no event more than $0.02 per common share multiplied by the weighted average number of common shares outstanding in each year. The incentive fees earned are paid in common shares.

     We do not have any employees or administrative officers separate from RMR. Employees of RMR provide services which might otherwise be provided by employees. Similarly, RMR provides our office space. Although we do not have significant general and administrative operating expenses in addition to fees payable under the Advisory Agreement, we are required to pay various other expenses relating to our activities, including the costs and expenses of acquiring, owning and disposing of our real estate interests (including taxes, appraisals, third party diligence, brokerage, audit and legal fees), our cost of borrowing money and our cost of securities listing, transfer, registration and compliance with public reporting requirements. Also, we pay the fees and expenses of our Independent Trustees.

                 DESCRIPTION OF THE SERIES A PREFERRED SHARES

     This description of the Series A Preferred Shares supplements the description of the general terms and provisions of our shares of beneficial interest, including the preferred shares, in the accompanying Prospectus. You should consult that general description for further information.


General

     We are currently authorized to issue up to 100,000,000 preferred shares in one or more series. Each series will have the designations, powers, preferences, rights, qualifications, limitations or restrictions as Maryland law may permit and our Board of Trustees may determine by adoption of applicable articles supplementary to our Declaration of Trust.

     This summary of the terms and provisions of the Series A Preferred Shares is not complete. Prior to completing this offering, we will adopt articles supplementary for the Series A Preferred Shares. You may obtain a complete copy of the articles supplementary describing the Series A Preferred Shares by contacting us. The articles supplementary will initially authorize 3,450,000 Series A Preferred Shares. Our Board of Trustees may authorize additional Series A Preferred Shares from time to time.

     The transfer agent, registrar and dividends disbursing agent for the Series A Preferred Shares is State Street Bank and Trust Company.

     We intend to file an application to list the Series A Preferred Shares on the NYSE. If the application is approved, trading of the Series A Preferred Shares on the NYSE is expected to begin within a 30-day period after the date of initial delivery of the Series A Preferred Shares.

     The certificates evidencing the Series A Preferred Shares initially will be issued in the form of temporary certificates. Holders of temporary certificates will be entitled to exchange them for definitive certificates as soon as the definitive certificates are available. We anticipate that definitive certificates will be available within 150 days after the original issuance of the Series A Preferred Shares.


Ranking

     The Series A Preferred Shares will rank senior to our common shares and to any other of our equity securities that by their terms rank junior to the Series A Preferred Shares with respect to payments of distributions or amounts upon our liquidation, dissolution or winding up. The Series A Preferred Shares will rank on a parity with other series of our preferred shares or other equity securities that we may later authorize or issue and that by their terms are on a parity with the Series A Preferred Shares. The Series A Preferred Shares will rank junior with any equity securities that we may later authorize or issue and that by their terms rank senior to the Series A Preferred Shares. Any convertible debt securities which we may issue are not considered to be equity securities for these purposes.


Distributions

     Holders of the Series A Preferred Shares will be entitled to receive, when and as authorized by our Board of Trustees, out of funds legally available for the payment of distributions, cumulative cash distributions at the rate of 9 1/2% of the liquidation preference per annum. Distributions on the Series A Preferred Shares will accrue and be cumulative from (but excluding) the date of original issue and will be payable quarterly in arrears on the last day of each March, June, September and December or, if not a business day, the next business day. The first distribution on the Series A Preferred Shares will be paid on June 30, 1999 and will be for less than a full quarter. That distribution and any other distributions payable on the Series A Preferred Shares for any other partial period will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will pay distributions to holders of record as they appear in our share records at the close of business on the applicable record date designated by our Board of Trustees for the payment of distributions that is not more than 60 nor less than 10 days prior to the distribution payment date.

     Our Board of Trustees will not authorize, and we will not pay, any distributions on the Series A Preferred Shares or set aside funds for the payment of distributions if the terms of any of our agreements, including agreements relating to our indebtedness, prohibit that authorization, payment or setting aside of funds or provide that the authorization, payment or setting aside of funds is a breach of or a default under that agreement, or if the authorization, payment or setting aside of funds is restricted or prohibited by law. We are and may in the future become a party to agreements which restrict or prevent the payment of dividends on, or the purchase or redemption of, shares. These restrictions may be indirect, for example covenants requiring us to maintain specified levels of net worth or assets, or direct. Our current credit agreement provides generally that in any given year, we may not pay dividends to shareholders in excess of 100% of cash available for distribution, as defined in that agreement, except to the extent necessary for us to preserve our status as a REIT. We do not believe that this provision will have any adverse impact on our ability to pay distributions on Series A Preferred Shares.

     Notwithstanding the foregoing, distributions on the Series A Preferred Shares will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of distributions and whether or not distributions are authorized. Accrued but unpaid distributions on the Series A Preferred Shares will not bear interest, and holders of the Series A Preferred Shares will not be entitled to any distributions in excess of full cumulative distributions as described above. All of our distributions on Series A Preferred Shares, including any capital gain distributions, will be credited to the cumulative distributions on the Series A Preferred Shares. We will credit any distribution made on Series A Preferred Shares first to the earliest accrued and unpaid distribution due.

     We will not declare or pay any distributions, or set aside any funds for the payment of distributions, on common shares or other shares that rank junior to the Series A Preferred Shares, or redeem or otherwise acquire common shares or other junior shares, unless we also have declared and either paid or set aside for payment the full cumulative distributions on the Series A Preferred Shares for the current and all past dividend periods. In addition to the exceptions described on page 13 of the attached Prospectus, that restriction will not limit our redemption or other acquisition of shares under incentive, benefit or share purchase plans for officers, trustees or employees or others performing or providing similar services or for the purpose of preserving our status as a REIT or our redemption or other acquisition of rights issued under our shareholder rights plan or any successor plan we adopt.

     If we do not declare and either pay or set aside for payment the full cumulative distributions on the Series A Preferred Shares and all shares that rank on a parity with Series A Preferred Shares, the amount which we have declared will be allocated pro rata to the Series A Preferred Shares and to each parity series of shares so that the amount declared for each Series A Preferred Share and for each share of each parity series is proportionate to the accrued and unpaid distributions on those shares.


Liquidation Rights

     In the event of our liquidation, the holders of the Series A Preferred Shares will be entitled to be paid out of our assets legally available for distribution to our shareholders liquidating distributions in cash or property at its fair market value as determined by our Board of Trustees equal to a liquidation preference of $25.00 per share, plus any accrued and unpaid distributions through and including the date of the payment. The holders of Series A Preferred Shares will be entitled to receive this liquidating distribution before we distribute any assets to holders of our common shares or any other shares of beneficial interest that rank junior to the Series A Preferred Shares. The rights of holders of Series A Preferred Shares to receive their liquidation preference would be subject to preferential rights of the holders of any series of shares which is senior to the Series A Preferred Shares. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Series A Preferred Shares will have no right or claim to any of our remaining assets. If we consolidate or merge with any other entity, sell, lease, transfer or convey all or substantially all of our property or business, or engage in a statutory share exchange, we will not be deemed to have liquidated.


Redemption by HPT

     We may not redeem the Series A Preferred Shares prior to April 12, 2004, except as described below under "Restrictions on Transfer". On and after April 12, 2004, at our option upon not less than 30 nor more than 60 days' written notice, we may redeem the Series A Preferred Shares, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per share, plus all accrued and unpaid distributions through the date fixed for redemption.

     We may give notice of redemption by mail to each holder of record of Series A Preferred Shares at the address shown on our share transfer books. A failure to give notice of redemption or any defect in the notice or in its mailing will not affect the validity of the redemption of any Series A Preferred Shares except as to the holder to whom notice was defective. Each notice will state the following:

     o    the redemption date;

     o    the redemption price;

     o    the number of Series A Preferred Shares to be redeemed;

     o the place or places where the certificates for the Series A Preferred Shares are to be surrendered for payment; and

     o that distributions on the shares to be redeemed will cease to accrue on the redemption date.

     If we redeem fewer than all of the Series A Preferred Shares, the notice of redemption mailed to each shareholder will also specify the number of Series A Preferred Shares that we will redeem from each shareholder. In this case, we will determine the number of Series A Preferred Shares to be redeemed on a pro rata basis, by lot or by any other equitable method we may choose.

     If we have given a notice of redemption and have set aside sufficient funds for the redemption in trust for the benefit of the holders of the Series A Preferred Shares called for redemption, then from and after the redemption date, those Series A Preferred Shares will be treated as no longer being outstanding, no further distributions will accrue and all other rights of the holders of those Series A Preferred Shares will terminate. The holders of those Series A Preferred Shares will retain their right to receive the redemption price for their shares and any accrued and unpaid distributions through the redemption date.

     The holders of Series A Preferred Shares at the close of business on a distribution record date will be entitled to receive the distribution payable with respect to the Series A Preferred Shares on the corresponding payment date notwithstanding the redemption of the Series A Preferred Shares between such record date and the corresponding payment date or our default in the payment of the distribution due. Except as provided above, we will make no payment or allowance for unpaid distributions, whether or not in arrears, on Series A Preferred Shares to be redeemed.

     The Series A Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions, except as provided under "Restrictions on Transfer" below.

     Subject to applicable law, we may purchase Series A Preferred Shares in the open market, by tender or by private agreement. We are permitted to return any Series A Preferred Shares that we reacquire to the status of authorized but unissued shares.


Voting Rights

     Holders of Series A Preferred Shares will not have any voting rights, except as follows:

     o If distributions on the Series A Preferred Shares are due but unpaid for six or more quarterly periods, whether or not these quarterly periods are consecutive, holders of the Series A Preferred Shares, voting separately as a class with all other series of preferred shares upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional trustees to serve on our Board of Trustees until all distribution arrearages have been paid. The voting rights of the holders of Series A Preferred Shares in that circumstance, to the extent not inconsistent with the preceding sentence, are described more fully on page 15 of the attached Prospectus.

     o In addition, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Shares is required for us to authorize, create or increase capital shares ranking senior to the Series A Preferred Shares or to amend our Declaration of Trust in a manner that materially and adversely affects the rights of the Series A Preferred Shares. These special voting rights of holders of Series A Preferred Shares, to the extent not inconsistent with the preceding sentence, are described more fully on pages 15 and 16 of the attached Prospectus.

     In any matter in which the Series A Preferred Shares are entitled to vote, each Series A Preferred Share will be entitled to one vote. If the holders of Series A Preferred Shares and another series of preferred shares are entitled to vote together as a single class on any matter, the Series A Preferred Shares and the shares of the other series will have one vote for each $25.00 of liquidation preference.


Conversion Rights

     The Series A Preferred Shares are not convertible into or exchangeable for any property or other securities of HPT.


Restrictions on Transfer

     For information regarding restrictions on transfer of the Series A Preferred Shares, see "Redemption; Trustees; Business Combinations and Control Share Acquisitions--Restrictions on Transfer" in the accompanying Prospectus. The articles supplementary for the Series A Preferred Shares provide that the Ownership Limitation and Excess Share provisions described on pages 21 and 22 of the attached Prospectus apply both to ownership of all our shares of beneficial interest in the aggregate and to ownership of Series A Preferred Shares as a separate class. We have the right to redeem Series A Preferred Shares which are Excess Shares at any time, for a redemption price equal to $25.00 per share, plus any accrued and unpaid distributions through the redemption date.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of federal income tax consequences relating to the acquisition, ownership and disposition of our Series A Preferred Shares supplements and updates the more detailed description of these matters contained in our Annual Report, which is incorporated by reference in this Prospectus Supplement. Sullivan & Worcester LLP, Boston, Massachusetts, has rendered its opinion that the discussions in this section and in our Annual Report on Form 10-K for our fiscal year ended December 31, 1998 in the section captioned "Federal Income Tax Considerations" are accurate in all material respects and, taken together, fairly summarize the federal income tax issues addressed in those sections, and the opinions of counsel referred to in those sections represent Sullivan & Worcester LLP's opinions on those subjects. In particular, subject to the qualifications and assumptions contained in its opinions, in this summary and in the section of our Annual Report captioned "Federal Income Tax Considerations," Sullivan and Worcester LLP has opined to the effect that we have qualified as a REIT under the Internal Revenue Code of 1986, as amended (the "Tax Code"), for our taxable years 1995 through 1998, and that our current and anticipated plan of operation will enable us to continue to qualify as a REIT under the Tax Code. These opinions are conditioned upon the assumption that our leases, our Declaration of Trust and by-laws, and all other legal documents to which we are or have been a party have been and will be complied with by all parties to those documents, upon the accuracy and completeness of the factual matters described in our Annual Report and in this Prospectus Supplement, and upon representations made by us as to factual matters relating to our organization and operations and our expected manner of operation. In addition, the opinions of Sullivan & Worcester LLP are based on the law as it exists today, but the law may change, possibly with retroactive effect. Also, opinions of counsel are not binding on either the Internal Revenue Service or a court, and the IRS or a court could take a position different from that expressed by counsel.

     The sections of the Tax Code that govern the federal income tax qualification and treatment of a REIT and its shareholders are highly technical and complex. The following summary is thus qualified in its entirety by the applicable Tax Code provisions, the rules and regulations promulgated under the Tax Code, and the administrative and judicial interpretations of the Tax Code and its rules and regulations, all of which are subject to change, possibly with retroactive effect. Future legislative, judicial, or administrative actions or decisions could affect the accuracy of the following statements. In addition, the following summary is limited to investors who will own our Series A Preferred Shares as investment assets, rather than as inventory or as property used in a trade or business; also, the following summary is not exhaustive of all possible tax considerations and does not discuss any state, local, or foreign tax considerations. For example, the following summary does not discuss the particular tax consequences that might be relevant to you if you are a life insurance company, a regulated investment company, a financial institution, a broker or dealer in securities or foreign currency, a person that has a functional currency other than the U.S. dollar, a person who acquires our Series A Preferred Shares in connection with their employment or other performance of services, a person subject to alternative minimum tax, a person who owns our Series A Preferred Shares as part of a straddle, hedging transaction, or conversion transaction or, except as specifically described below, a tax-exempt entity or a foreign person. Accordingly, we urge you to consult your own tax advisor with respect to the federal income tax and other tax consequences of the acquisition, ownership and disposition of our Series A Preferred Shares.

     A "U.S. shareholder" is a beneficial owner of our Series A Preferred Shares that for federal income tax purposes is:

     (1) a citizen or resident of the United States,

     (2) a corporation, partnership or other entity treated as a corporation or partnership for federal income tax purposes, that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, unless otherwise provided by Treasury regulations,

     (3) an estate the income of which is subject to federal income taxation regardless of its source, or

     (4) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons has the authority to control all substantial decisions of the trust, or electing trusts in existence on August 20, 1996 to the extent provided in Treasury regulations.

     A "non-U.S. shareholder" is a beneficial owner of our Series A Preferred Shares that is not a U.S. shareholder.


Our Series A Preferred Shares--In General

     Subject to the detailed discussion contained in our Annual Report, we believe that we have qualified, and we intend to remain qualified, as a REIT under the Tax Code. For example, our Declaration of Trust contains transfer restrictions that are designed to limit ownership concentration of our shares for the purpose of maintaining our qualification as a REIT under the Tax Code. Also, in order to comply with applicable Treasury regulations regarding the determination of ownership concentration of a REIT's shares, we will request annually from record holders of significant percentages of our shares information regarding the ownership of their shares. Under our Declaration of Trust, our shareholders are required to respond to these requests for information.

     As a REIT, we generally will not be subject to federal income tax on our net income distributed as dividends to our common and preferred shareholders. Distributions to our common and preferred shareholders generally will be includable in their income as dividends to the extent the distributions do not exceed our current or accumulated earnings and profits, with a portion of these dividends possibly treated as capital gain dividends as explained below, but with no portion of these dividends eligible for the dividends received deduction for corporate shareholders. Distributions in excess of our current or accumulated earnings and profits generally will be treated for federal income tax purposes as a return of capital to the extent of a shareholder's basis in its shares, and will reduce this basis. In determining the extent to which a distribution on our Series A Preferred Shares constitutes a dividend for federal income tax purposes, our current or accumulated earnings and profits will generally be allocated first to distributions with respect to our preferred shares, e.g., the Series A Preferred Shares, and thereafter to distributions with respect to our common shares. The federal income taxation of distributions to you on Series A Preferred Shares is discussed in more detail in the following sections of this summary.

     A redemption of your Series A Preferred Shares will be treated under
Section 302 of the Tax Code as a distribution and hence taxable as a dividend to the extent of our current or accumulated earnings and profits, unless the redemption satisfies one of the tests set forth in Section 302(b) of the Tax Code and is therefore treated as a sale or exchange of the redeemed shares. The redemption will be treated as a sale or exchange if it (1) is "substantially disproportionate" with respect to your ownership in HPT, (2) results in a "complete termination" of your common and preferred share interest in HPT, or
(3) is "not essentially equivalent to a dividend" with respect to you, all within the meaning of Section 302(b) of the Tax Code. In determining whether any of these tests have been met, you must generally take into account common and preferred shares in HPT considered to be owned by you by reason of constructive ownership rules set forth in the Tax Code, as well as common and preferred shares in HPT actually owned by you. If you actually or constructively own none of our common shares, or an insubstantial percentage of our common shares, a redemption of your Series A Preferred Shares is likely to qualify for sale or exchange treatment because the redemption would not be "essentially equivalent to a dividend." However, because the determination as to whether you will satisfy any of the three tests of Section 302(b) of the Tax Code depends upon the facts and circumstances at the time that your Series A Preferred Shares are redeemed, you are advised to consult your own tax advisor to determine your particular tax treatment.

     If a redemption of your Series A Preferred Shares is not treated as a distribution, it will be treated as a taxable sale or exchange. As a result, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (1) the amount of cash and the fair market value of any property you receive, exclusive of any portion attributable to accumulated and declared but unpaid dividends which will be taxable as a distribution to you on such shares in the manner described later in this summary, and (2) your adjusted basis in the Series A Preferred Shares for federal income tax purposes. This gain or loss will be capital gain or loss, and will be long-term capital gain or loss if you have held the Series A Preferred Shares for more than one year. The federal income taxation of taxable sales or exchanges of our Series A Preferred Shares is discussed in more detail in the following sections of this summary.

     If a redemption of your Series A Preferred Shares is treated as a distribution, then the amount of the distribution will be measured by the amount of cash and the fair market value of any property you receive. In addition, your adjusted basis in the redeemed Series A Preferred Shares for federal income tax purposes will be transferred to your remaining shares in our company, if any. If you own no other shares in our company, then your basis may be transferred to a related person or it may be lost entirely, depending upon the circumstances of your actual and constructive ownership of our shares. The federal income taxation of distributions to you on Series A Preferred Shares is discussed in more detail in the following sections of this summary.


Taxation of Our U.S. Shareholders

     As long as we qualify as a REIT for federal income tax purposes, a distribution by us to our U.S. shareholders that we do not designate as a capital gain dividend will be treated as an ordinary income dividend to the extent that it is made out of our current or accumulated earnings and profits. Our current or accumulated earnings and profits will generally be allocated first to distributions with respect to our preferred shares, e.g., the Series A Preferred Shares, and thereafter to distributions with respect to our common shares. Distributions made out of our current or accumulated earnings and profits that we properly designate as capital gain dividends will be taxed as long-term capital gains, as discussed below, to the extent they do not exceed our actual net capital gain for the taxable year. However, corporate U.S. shareholders may be required to treat up to 20% of any capital gain dividend as ordinary income under Section 291 of the Tax Code. In addition, we may elect to retain amounts representing our net capital gain income, and in that case (1) we will be taxed at regular corporate capital gains tax rates on the retained amounts, (2) our U.S. shareholders will be taxed on their designated proportionate share of our retained net capital gains as though that amount were distributed and designated a capital gain dividend, (3) each U.S. shareholder will receive a credit for a designated proportionate share of the tax that we pay, (4) each U.S. shareholder will increase the adjusted basis in its shares by the excess of the amount of its proportionate share of these net capital gains over its proportionate share of the tax that we pay, and (5) both we and our corporate U.S. shareholders will make commensurate adjustments in our respective earnings and profits for federal income tax purposes. If we should elect to retain our net capital gain in this fashion, we will notify our shareholders of the relevant tax information within 60 days after the close of our taxable year. Because we are a REIT, neither our ordinary income dividends nor our capital gain dividends will qualify for any dividends received deduction for our corporate U.S. shareholders.

     For noncorporate U.S. shareholders, long-term capital gains are generally taxed at varying maximum rates of 20% or 25%, depending upon the type of property disposed of and the previously claimed depreciation with respect to the property at the time of disposition. The Internal Revenue Service Restructuring and Reform Act of 1998 reduced the required holding period for the application of the 20% and 25% capital gain tax rates from more than 18 months to more than 12 months for sales of capital gain assets on or after January 1, 1998. If for any taxable year we elect to designate as capital gain dividends any portion of the dividends paid or made available for the year to our shareholders, including our retained capital gains treated as capital gain dividends in the manner described above, then the portion of the capital gain dividends so designated that is allocable to the holders of Series A Preferred Shares will on a percentage basis equal the ratio of the amount of the total dividends paid or made available to the holders of the Series A Preferred Shares for the year to the total dividends paid or made available for the year to holders of all classes of our shares. If we designate a dividend as a capital gain dividend, we will similarly designate the portion of the capital gain dividend that is to be taxed to noncorporate U.S. shareholders at the varying maximum rates of 20% or 25% so that the designations will be proportional among all classes of our shares.

     Distributions in excess of current or accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that they do not exceed the adjusted basis of the U.S. shareholder's Series A Preferred Shares, but will reduce the U.S. shareholder's basis in his shares. To the extent that the distributions exceed the adjusted basis of a U.S. shareholder's Series A Preferred Shares, they will be included in income as long-term capital gain, generally taxed to noncorporate U.S. shareholders at a maximum rate of 20%, or included in income as short-term capital gain if the shares have been held for one year or less. No U.S. shareholder may include on his income tax return any of our net operating losses or any of our capital losses.

     Dividends that we declare in October, November or December of a taxable year to shareholders of record on a date in one of those months will be deemed to have been received by the shareholders on December 31, provided we actually pay the dividends during the following January. Also, tax preference and other items that are treated differently for regular and alternative minimum tax purposes are to be allocated between us and our shareholders under Treasury regulations which are to be prescribed. It is possible that these Treasury regulations might allocate tax preference items to our shareholders with respect to accelerated depreciation or other tax preference items that we claim.

     A U.S. shareholder's sale or exchange of Series A Preferred Shares will result in recognition of gain or loss in an amount equal to the difference between (1) the amount of cash and the fair market value of any property received, exclusive of any portion attributable to accumulated and declared but unpaid dividends and (2) the U.S. shareholder's adjusted basis in the Series A Preferred Shares sold or exchanged. This gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. shareholder's holding period in the Series A Preferred Shares exceeds one year. Long-term capital gains will generally be taxed to noncorporate U.S. shareholders at a maximum rate of 20%. In addition, in the case of a U.S. shareholder who has owned the Series A Preferred Shares for six months or less, measured by using the holding period rules of Section 857 of the Tax Code, any loss upon a sale or exchange of Series A Preferred Shares will generally be treated as a long-term capital loss to the extent of actual or constructive distributions from us required to be treated by the U.S. shareholder as long-term capital gain.


Taxation of Our Tax-Exempt U.S. Shareholders

     In Revenue Ruling 66-106, the IRS ruled that amounts distributed by a REIT to a tax-exempt employees' pension trust did not constitute "unrelated business taxable income," even though the REIT may have financed some of its activities with acquisition indebtedness. Although Revenue Rulings are interpretive in nature and subject to revocation or modification by the IRS, based upon the analysis and conclusion of Revenue Ruling 66-106, our distributions to U.S. shareholders that are tax-exempt pension plans, individual retirement accounts, or other qualifying tax-exempt entities should not constitute unrelated business taxable income, unless the U.S. shareholder has financed the acquisition of its Series A Preferred Shares with "acquisition indebtedness" within the meaning of the Tax Code, or the Series A Preferred Shares are otherwise used in an unrelated trade or business conducted by the U.S. shareholder.

     Special rules apply to tax-exempt pension trusts, including so-called 401(k) plans but excluding individual retirement accounts or government pension plans, that own more than 10% by value of a "pension-held REIT" at any time during a taxable year. The pension trust may be required to treat a percentage of all dividends received from the pension-held REIT during the year as unrelated business taxable income. This percentage is computed as the ratio of
(1) the pension-held REIT's gross income, less direct expenses related to that income, derived from the conduct of unrelated trades or businesses and determined as if the pension-held REIT were a tax-exempt pension trust to (2) the pension-held REIT's gross income, less direct expenses related to that income, from all sources; however, the percentage will be deemed to be zero if it does not otherwise equal or exceed 5%. A REIT is a "pension-held REIT" if
(1) the REIT is "predominantly held" by tax-exempt pension trusts, and (2) the REIT would otherwise fail to satisfy the "closely held" ownership requirement of Section 856(a)(6) of the Tax Code if the stock or beneficial interests in the REIT owned by the tax-exempt pension trusts were viewed as held by the tax-exempt pension trusts themselves rather than by their respective beneficiaries. A REIT is "predominantly held" by tax-exempt pension trusts if at least one tax-exempt pension trust holds more than 25% by value of the REIT's stock or beneficial interests, or if one or more tax-exempt pension trusts, each owning more than 10% by value of the REIT's stock or beneficial interests, own in the aggregate more than 50% by value of the REIT's stock or beneficial interests. Given the restrictions in our Declaration of Trust regarding the ownership concentration of our common and preferred shares, we believe that we will not be a pension-held REIT. However, because our common shares and our Series A Preferred Shares will be publicly traded, we cannot completely control whether or not we will become a pension-held REIT.


Taxation of Our Non-U.S. Shareholders

     The rules governing the federal income taxation of non-U.S. shareholders are complex, and the following discussion is intended only as a summary of these rules. If you are a non-U.S. shareholder, you should consult with your own tax advisor to determine the impact of federal, state, local, and foreign tax laws, including any tax return filing and other reporting requirements, with respect to your investment in our Series A Preferred Shares.

     In general, a non-U.S. shareholder will be subject to regular federal income tax in the same manner as our U.S. shareholders with respect to its investment in Series A Preferred Shares if that investment is effectively connected with the non-U.S. shareholder's conduct of a trade or business in the United States. In addition, a corporate non-U.S. shareholder that receives income that is or is deemed effectively connected with a trade or business in the United States may also be subject to the 30% branch profits tax under
Section 884 of the Tax Code, which is payable in addition to regular federal corporate income tax. The balance of this discussion on the federal income taxation of non-U.S. shareholders addresses only those non-U.S. shareholders whose investment in our Series A Preferred Shares is not effectively connected with the conduct of a trade or business in the United States.

     A distribution by us to a non-U.S. shareholder that is not attributable to gain from the sale or exchange by us of a United States real property interest and that is not designated by us as a capital gain dividend will be treated as an ordinary income dividend to the extent that it is made out of current or accumulated earnings and profits. A distribution of this type will generally be subject to federal income tax and withholding at the rate of 30%, or the lower rate that may be specified by a tax treaty if the non-U.S. shareholder has in the manner prescribed by the IRS demonstrated its entitlement to benefits under a tax treaty. Because we cannot determine our current and accumulated profits until the end of our taxable year, withholding at the rate of 30% or applicable lower treaty rate will be imposed on the gross amount of any distribution to a non-U.S. shareholder that we make and do not designate a capital gain dividend. Notwithstanding this withholding on distributions in excess of our current and accumulated earnings and profits, these distributions are a nontaxable return of capital to the extent that they do not exceed the non-U.S. shareholder's adjusted basis in our Series A Preferred Shares, and the nontaxable return of capital will reduce the adjusted basis in these shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a non-U.S. shareholder's Series A Preferred Shares, the distributions will give rise to tax liability if the non-U.S. shareholder would otherwise be subject to tax on any gain from the sale or exchange of his Series A Preferred Shares, as discussed below. A non-U.S. shareholder may seek a refund of amounts withheld on distributions to him in excess of our current and accumulated earnings and profits, provided that the required information is furnished to the IRS.

     For any year in which we qualify as a REIT, our distributions that are attributable to gain from the sale or exchange of a United States real property interest are taxed to a non-U.S. shareholder as if these distributions were gains effectively connected with a trade or business in the United States conducted by the non-U.S. shareholder. Accordingly, a non-U.S. shareholder will be taxed on these amounts at the normal capital gain rates applicable to a U.S. shareholder, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals; the non-U.S. shareholder would be required to file a United States federal income tax return reporting these amounts, even if applicable withholding were imposed as described below; and corporate non-U.S. shareholders may owe the 30% branch profits tax under Section 884 of the Tax Code in respect of these amounts. We will be required to withhold from distributions to non-U.S. shareholders, and remit to the IRS, 35% of the maximum amount of any distribution that could be designated by us as a capital gain dividend. In addition, for purposes of this withholding rule, if we designate prior distributions as capital gain dividends, then subsequent distributions up to the amount of the designated prior distributions will be treated as capital gain dividends. The amount of any tax withheld is creditable against the non-U.S. shareholder's federal income tax liability, and any amount of tax withheld in excess of that tax liability may be refunded provided that an appropriate claim for refund is filed with the IRS. If for any taxable year we elect to designate as capital gain dividends any portion of the dividends paid or made available for the year to our shareholders, including our retained capital gains treated as capital gain dividends, then the portion of the capital gain dividends so designated that is allocable to the holders of Series A Preferred Shares will on a percentage basis equal the ratio of the amount of the total dividends paid or made available to the holders of the Series A Preferred Shares for the year to the total dividends paid or made available for the year to holders of all classes of our shares.

     Tax treaties may reduce the withholding obligations on our distributions. Under some treaties, however, rates below 30% generally applicable to ordinary income dividends from United States corporations may not apply to ordinary income dividends from a REIT. If the amount of tax withheld by us with respect to a distribution to a non-U.S. shareholder exceeds the shareholder's federal income tax liability with respect to the distribution, the non-U.S. shareholder may file for a refund of the excess from the IRS. In this regard, note that the 35% withholding tax rate on capital gain dividends corresponds to the maximum income tax rate applicable to corporate non-U.S. shareholders but is higher than the 20% and 25% maximum rates on capital gains generally applicable to noncorporate non-U.S. shareholders. Generally effective with respect to distributions paid after December 31, 1999, new Treasury regulations alter the information reporting and backup withholding rules applicable to non-U.S. shareholders and provide presumptions under which a non-U.S. shareholder is subject to backup withholding and information reporting until we receive certification from the shareholder of its non-U.S. shareholder status. The new Treasury regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, our distributions to a non-U.S. shareholder that is an entity should be treated as paid to the entity or to those owning an interest in that entity, and whether the entity or its owners are entitled to benefits under the tax treaty.

     If our Series A Preferred Shares are not "United States real property interests" within the meaning of Section 897 of the Tax Code, a non-U.S. shareholder's gain on sale of Series A Preferred Shares generally will not be subject to federal income taxation, except that a nonresident alien individual who was present in the United States for 183 days or more during the taxable year will be subject to a 30% tax on such gain. The Series A Preferred Shares will not constitute a United States real property interest if we are a "domestically controlled REIT." A "domestically controlled REIT" is a REIT in which at all times during the preceding five-year period less than 50% in value of its shares is held directly or indirectly by foreign persons. We believe that we are and will be a domestically controlled REIT and thus that a non-U.S. shareholder's gain on sale of Series A Preferred Shares will not be subject to federal income taxation. However, because both our common shares and our Series A Preferred Shares are to be publicly traded, we can provide no assurance that we will be a domestically controlled REIT. If we are not a domestically controlled REIT, a non-U.S. shareholder's gain on sale of our Series A Preferred Shares will not be subject to federal income taxation as a sale of a United States real property interest, if (1) the Series A Preferred Shares are "regularly traded," as defined by applicable Treasury regulations, on an established securities market such as the NYSE, and (2) the non-U.S. shareholder has at all times during the preceding five years owned 5% or less by value of the then outstanding Series A Preferred Shares; special rules may apply to sales or other dispositions during the period before the Series A Preferred Shares are traded on the NYSE. If the gain on the sale of the Series A Preferred Shares were subject to federal income taxation, the non-U.S. shareholder would generally be subject to the same treatment as a U.S. shareholder with respect to its gain, would be required to file a United States federal income tax return reporting that gain, and in the case of corporate non-U.S. shareholders might owe branch profits tax under Section 884 of the Tax Code. In any event, a purchaser of Series A Preferred Shares from a non-U.S. shareholder will not be required to withhold on the purchase price if the purchased Series A Preferred Shares are regularly traded on an established securities market or if we are a domestically controlled REIT. Otherwise, the purchaser of Series A Preferred Shares may be required to withhold 10% of the purchase price paid to the non-U.S. shareholder and to remit the withheld amount to the IRS.


Withholding and Reporting Requirements

     We will report to our U.S. shareholders and to the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a U.S. shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless the U.S. shareholder (1) is a corporation or comes within other exempt categories and when required demonstrates that fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding rules and otherwise complies with applicable requirements of the backup withholding rules. A U.S. shareholder who does not provide us with his correct taxpayer identification number may be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. shareholder who fails to certify his non-foreign status to us.

     We will report to our non-U.S. shareholders and to the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. As discussed above, withholding rates of 30% and 35% may apply to distributions to non-U.S. shareholders, and new Treasury regulations will when effective alter the information reporting and withholding rules applicable to non-U.S. shareholders.

     The payment of the proceeds from your disposition of Series A Preferred Shares to or through the United States office of a broker will generally be subject to information reporting and backup withholding at a rate of 31% unless under penalties of perjury you certify your status as a non-U.S. shareholder or otherwise establish an exemption. The payment of the proceeds from your disposition of Series A Preferred Shares to or through a non-United States office of a broker generally will not be subject to backup withholding and information reporting.

     Any amounts required to be withheld from payments to you will be collected by us or other applicable withholding agents for remittance to the IRS. Amounts withheld are generally not an additional tax and may be refunded or credited against your federal income tax liability, provided that you furnish the required information to the IRS. In addition, the absence or existence of applicable withholding does not necessarily excuse you from filing applicable United States federal income tax returns.


Other Tax Considerations

     We and our shareholders may also be subject to state or local taxation in various state or local jurisdictions, including those in which we or our shareholders transact business or reside. State and local tax treatment may not conform to the federal income tax consequences discussed above. Consequently, we advise you to consult your own tax advisor regarding the specific federal, state, local, foreign and other tax consequences to you of the acquisition, ownership, and disposition of our Series A Preferred Shares.


             ERISA PLAN INVESTORS, INDIVIDUAL RETIREMENT ACCOUNTS,
                            AND OTHER PLAN INVESTORS

     Fiduciaries of ERISA plans and persons making the investment decision for an IRA or any non-ERISA plan are strongly urged to consult their advisors before making an investment in Series A Preferred Shares and to review the section of our Annual Report captioned "ERISA Plans, Keogh Plans and Individual Retirement Accounts," which is applicable to an investment in our Series A Preferred Shares. We call special attention to the fact that Series A Preferred Shares will be analyzed as a separate class under the Department of Labor regulation reviewed in our Annual Report to determine whether such shares are "publicly offered securities." We believe that, immediately after this offering, Series A Preferred Shares will be owned by 100 or more investors independent of us and of each other, and therefore that the "widely held" requirement for qualification as publicly offered securities will be met. We also believe that the other requirements for such qualification will be met, so that the Series A Preferred Shares will be publicly offered securities under the Department of Labor regulation, but no assurance can be given as to these matters.

                                 UNDERWRITING

     Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to each of the Underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc., A.G. Edwards & Sons, Inc., Morgan Stanley & Co. Incorporated and Prudential Securities Incorporated are acting as representatives (the "Representatives"), and each of the Underwriters named below has severally agreed to purchase from us, the respective number of Series A Preferred Shares set forth after its name below. The obligations of the Underwriters are subject to certain conditions. The Underwriters must purchase all of the shares if they purchase any.


                                                                                        Number of
                                                                                         Series A
                         Underwriter                                                Preferred Shares
                         -----------                                                ----------------
      Merrill Lynch, Pierce, Fenner & Smith
                  Incorporated ....................................................       519,000
      Salomon Smith Barney Inc. ...................................................       519,000
      A.G. Edwards & Sons, Inc. ...................................................       519,000
      Morgan Stanley & Co. Incorporated ...........................................       519,000
      Prudential Securities Incorporated ..........................................       519,000
      ABN AMRO Incorporated .......................................................        15,000
      BT Alex. Brown Incorporated .................................................        15,000
      Robert W. Baird & Co. Incorporated ..........................................        15,000
      Bear, Stearns & Co. Inc. ....................................................        15,000
      CIBC Oppenheimer Corp. ......................................................        15,000
      Credit Lyonnais Securities (USA) Inc. .......................................        15,000
      Dain Rauscher Incorporated ..................................................        15,000
      D. A. Davidson & Co. ........................................................        15,000
      Donaldson, Lufkin & Jenrette Securities Corporation .........................        15,000
      Dresdner Kleinwort Benson North America LLC .................................        15,000
      EVEREN Securities, Inc. .....................................................        15,000
      Fahnestock & Co. Inc. .......................................................        15,000
      J.J.B. Hilliard, W.L. Lyons, Inc. ...........................................        15,000
      Legg Mason Wood Walker, Incorporated ........................................        15,000
      Lehman Brothers Inc. ........................................................        15,000
      NationsBanc Montgomery Securities LLC .......................................        15,000
      NatWest Securities Limited ..................................................        15,000
      Raymond James & Associates, Inc. ............................................        15,000
      The Robinson-Humphrey Company, LLC ..........................................        15,000
      Roney Capital Markets, a Division of First Chicago Capital Markets, Inc. ....        15,000
      SG Cowen Securities Corporation .............................................        15,000
      Schroder & Co. Inc. .........................................................        15,000
      Sutro & Co. Incorporated ....................................................        15,000
      Tucker Anthony Incorporated .................................................        15,000
      U.S. Bancorp Piper Jaffray Inc. .............................................        15,000
      Warburg Dillon Read LLC .....................................................        15,000
      Wheat First Union, a Division of First Union Capital Markets Corp. ..........        15,000
                                                                                        ---------
                  Total ...........................................................     3,000,000
                                                                                        =========

     The Representatives have advised us that they propose initially to offer the Series A Preferred Shares to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $.50 per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.40 per share to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     We have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to an aggregate of 450,000 additional Series A Preferred

Shares at the price to the public set forth on the cover page of this Prospectus Supplement, less the underwriting discount. The Underwriters may exercise this option only to cover over-allotments, if any. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the additional Series A Preferred Shares which the number of Series A Preferred Shares to be purchased by it shown in the foregoing table bears to the 3,000,000 Series A Preferred Shares offered by this Prospectus Supplement.

     The following table shows the per share and total public offering price, underwriting discount and proceeds, before expenses, to Hospitality Properties Trust. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 450,000 additional Series A Preferred Shares.

                                                                 Per Series A       Without         With
                                                               Preferred Share      Option         Option
                                                              ----------------- -------------- --------------
   Public Offering Price ....................................    $  25.00       $75,000,000    $86,250,000
   Underwriting Discount ....................................    $  .7875       $ 2,362,500    $ 2,716,875
   Proceeds, before expenses, to Hospitality Properties Trust    $24.2125       $72,637,500    $83,533,125

     We estimate that we will spend approximately $200,000 for printing, legal, accounting, transfer agent, NYSE listing and other expenses related to the offering of the Series A Preferred Shares.

     Until the distribution of the Series A Preferred Shares is completed, rules of the SEC may limit the ability of the Underwriters to bid for and purchase Series A Preferred Shares. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Series A Preferred Shares. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series A Preferred Shares.

     If the Underwriters create a short position in the Series A Preferred Shares in connection with this offering (i.e., if they sell more Series A Preferred Shares than are set forth on the cover page of this Prospectus Supplement), the Underwriters may reduce that short position by purchasing shares in the open market. The Underwriters may also elect to reduce any short position through the exercise of all or part of the over-allotment option described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither we nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the Series A Preferred Shares. In addition, neither we nor the Underwriters make any representation that the Underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

     We intend to file an application to list the Series A Preferred Shares on the NYSE. If the application is approved, trading of the Series A Preferred Shares on the NYSE is expected to commence within a 30-day period after the initial delivery of the Series A Preferred Shares. The Underwriters have advised us that they intend to make a market in the Series A Preferred Shares prior to the commencement of trading on the NYSE. The Underwriters will have no obligation to make a market in the Series A Preferred Shares, however, and if they begin to make a market they may cease market-making activities at any time.

     We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     In the ordinary course of their business, the Underwriters and their affiliates have engaged in, and may in the future engage in, commercial banking and investment banking transactions with us.

                                 LEGAL MATTERS

     Sullivan & Worcester LLP, Boston, Massachusetts, our lawyers, have issued an opinion about the legality of the Series A Preferred Shares. Brown & Wood LLP, New York, New York, the Underwriters' lawyers, will also issue an opinion for the Underwriters. Sullivan & Worcester LLP and Brown & Wood LLP will rely, as to certain matters of Maryland law, upon an opinion of Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. Barry M. Portnoy was a partner in the firm of Sullivan & Worcester LLP until March 31, 1997 and is one of our Managing Trustees. Mr. Portnoy is also a Managing Trustee of HRPT Properties Trust and a director and 50% owner of RMR, our investment advisor. Sullivan & Worcester LLP represents HRPT Properties Trust, RMR and certain of their affiliates on various matters.


                                    EXPERTS

     In addition to the matters referred to in the accompanying Prospectus under the caption "Experts," the (i) consolidated financial statements and related schedule of HPT for the years ended December 31, 1998, 1997 and 1996 appearing in HPT's Annual Report on Form 10-K for the year ended December 31, 1998 and (ii) financial statements of HMH HPT Courtyard LLC for the fiscal years ended December 31, 1998, January 2, 1998 and January 3, 1997 appearing in HPT's Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and elsewhere in the related registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto. These reports are incorporated herein and in the registration statement by reference in reliance upon the authority of said firm as experts in giving said reports.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we may disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this Prospectus Supplement, and information that we subsequently file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934, as amended ("Exchange Act"):

     o    Annual Report on Form 10-K for the year ended December 31, 1998;

     o Current Reports on Form 8-K dated February 11, 1999, March 23, 1999 and April 7, 1999; and

     o Registration Statement on Form 8-A dated April 7, 1999 relating to the Series A Preferred Shares.

We also incorporate by reference each of the following documents that we will file with the SEC after the date of this Prospectus Supplement but before we conclude this offering:

     o    Reports filed under Sections 13(a) and (c) of the Exchange Act;

     o Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and

     o    Any reports filed under Section 15(d) of the Exchange Act.

     You may request a copy of any of the SEC filings (excluding exhibits), at no cost, by writing or telephoning us at the following address:

                            Investor Relations
                            Hospitality Properties Trust
                            400 Centre Street
                            Newton, Massachusetts 02458
                            (617) 964-8389


                      WHERE YOU CAN FIND MORE INFORMATION

     You may read and copy any material that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may access our electronic filings on the SEC's Internet site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

                          FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement contains forward-looking statements. We have based these statements on our current expectations about future events and on assumptions we have made. These forward-looking statements are subject to risks and uncertainties which could cause actual results or events to differ materially from those we now anticipate. Prospective purchasers should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise.

                               ----------------

     You should rely only on the information contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus. We have not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus Supplement or the accompanying Prospectus, as well as information we previously filed with the SEC and incorporated by reference, is accurate as of the date on the front cover of this Prospectus Supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               ----------------


     The Declaration of Trust of HPT, amended and restated on August 21, 1995, a copy of which, together with all amendments thereto, is duly filed in the office of the Department of Assessments and Taxation of the State of Maryland, provides that the name "Hospitality Properties Trust" refers to the trustees under the Declaration of Trust, as so amended, collectively as trustees, but not individually or personally, and that no trustee, officer, shareholder, employee or agent of HPT shall be held to any personal liability, jointly or severally, for any obligation of, or claim against, HPT. All persons dealing with HPT, in any way, shall look only to the assets of HPT for the payment of any sum or the performance of any obligation.

    INDEX TO UNAUDITED ADJUSTED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

 Introduction to Unaudited Adjusted Pro Forma
   Consolidated Financial Statements .........................................  F-2

 Unaudited Adjusted Pro Forma Consolidated Balance Sheet
   as of December 31, 1998 ...................................................  F-3

 Unaudited Adjusted Pro Forma Consolidated Statement of Income
   for the year ended December 31, 1998 ......................................  F-4

 Notes to Unaudited Adjusted Pro Forma Consolidated Financial Statements .....  F-5

                         HOSPITALITY PROPERTIES TRUST


                  INTRODUCTION TO UNAUDITED ADJUSTED PRO FORMA
                       CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited adjusted pro forma consolidated balance sheet at December 31, 1998 is intended to present the consolidated financial position of HPT as if the transactions described in the notes hereto (the "Transactions") were consummated on December 31, 1998. The following unaudited adjusted pro forma consolidated statement of income for the year ended December 31, 1998 is intended to present the results of operations of HPT as if the Transactions were consummated on January 1, 1998. These unaudited adjusted pro forma consolidated financial statements should be read in conjunction with, and are qualified in their entirety by reference to, the separate consolidated financial statements of HPT, incorporated herein by reference to HPT's Annual Report on Form 10-K for the year ended December 31, 1998 and to HPT's Current Report on Form 8-K dated April 7, 1999.

     In addition to pro forma adjustments relating to operating hotel properties acquired during 1998, these unaudited adjusted pro forma consolidated financial statements include adjustments for the results of certain hotel properties which were under development during 1998. See Notes B and H. HPT believes that presentation of combined pro forma and adjusted financial data is meaningful and relevant to an understanding of the effects of the Transactions on HPT. No assurance can be given that these adjusted pro forma consolidated financial statements reflect the consolidated financial results which would have been realized if the acquisition and development of the relevant hotel properties was completed on December 31, 1998 or January 1, 1998.

     These unaudited adjusted pro forma consolidated financial statements are not necessarily indicative of what the actual consolidated financial position or results of operations of HPT would have been as of the date or for the period indicated, nor do they purport to represent the expected consolidated financial position or results of operations of HPT for any future period. Differences may result from, among other considerations, future changes in HPT's portfolio of investments, changes in interest rates, changes in the capital structure of HPT, delays in the acquisition of certain properties or any determination not to complete the acquisition of any hotel properties and changes in operating expenses.

                         HOSPITALITY PROPERTIES TRUST


            UNAUDITED ADJUSTED PRO FORMA CONSOLIDATED BALANCE SHEET

                            As of December 31, 1998
                                (in thousands)



                                                                                                   Adjusted
                                                          Historical (A)                          Pro Forma
                                                           (170 Hotels)        Adjustments       (204 Hotels)
                                                         ----------------   -----------------   -------------
                         ASSETS
Real estate properties ...............................      $1,887,735         $  297,736(B)     $2,185,471
Accumulated depreciation .............................        (112,924)                --          (112,924)
                                                            ----------         ----------        ----------
                                                             1,774,811            297,736         2,072,547
Cash and cash equivalents ............................          24,610            (24,354)(C)           256
Restricted cash (FF&E Reserve) .......................          22,797                 --            22,797
Other assets, net ....................................          15,420                 --            15,420
                                                            ----------         ----------        ----------
                                                            $1,837,638         $  273,382        $2,111,020
                                                            ==========         ==========        ==========
          LIABILITIES AND SHAREHOLDERS' EQUITY
Senior notes, net of discount ........................      $  414,753         $       --        $  414,753
Revolving debt .......................................              --            168,000(D)        168,000
Security and other deposits ..........................         206,018             32,944(E)        238,962
Other liabilities ....................................          43,010                 --            43,010
Shareholders' equity:
 9 1/2% Series A Cumulative Redeemable Preferred Shares             --             72,438(F)         72,438
 Common shares of beneficial interest ................             456                 --               456
 Additional paid-in capital ..........................       1,230,849                 --         1,230,849
 Cumulative net income ...............................         203,507                 --           203,507
 Dividends ...........................................        (260,955)                --          (260,955)
                                                            ----------         ----------        ----------
  Total shareholders' equity .........................       1,173,857             72,438         1,246,295
                                                            ----------         ----------        ----------
                                                            $1,837,638         $  273,382        $2,111,020
                                                            ==========         ==========        ==========

  See notes to unaudited adjusted pro forma consolidated financial statements.

                         HOSPITALITY PROPERTIES TRUST


         UNAUDITED ADJUSTED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                      For the Year Ended December 31, 1998

                     (in thousands, except per share data)



                                                                                                         Adjusted
                                                                                                        Pro Forma
                                                                  Historical(G)       Adjustments      (204 Hotels)
                                                                 ---------------   ----------------   -------------
Revenues:
 Rental income ...............................................      $ 157,223         $  59,321(H)      $ 216,544
 FF&E reserve income .........................................         16,108             1,104(I)         17,212
 Interest income .............................................          1,630                --             1,630
                                                                    ---------         ---------         ---------
      Total revenues .........................................        174,961            60,425           235,386
                                                                    ---------         ---------         ---------
Expenses:
 Depreciation and amortization of real estate assets .........         54,757            18,579(J)         73,336
 Interest ....................................................         21,751            24,393(K)         46,144
 General and administrative ..................................         10,471             2,812(L)         13,283
                                                                    ---------         ---------         ---------
      Total expenses .........................................         86,979            45,784           132,763
                                                                    ---------         ---------         ---------
Income before extraordinary item and preferred
  dividends ..................................................      $  87,982         $  14,641         $ 102,623
 9 1/2% Series A Preferred Share dividends ...................             --             7,125(M)          7,125
                                                                    ---------         ---------         ---------
Income before extraordinary item available for
  common shareholders ........................................      $  87,982         $   7,516         $  95,498
                                                                    =========         =========         =========
Weighted average common shares outstanding ...................         42,317             3,279(N)         45,596
                                                                    =========         =========         =========
Income before extraordinary item available for
  common shareholders per share ..............................      $    2.08                           $    2.09
                                                                    =========                           =========

  See notes to unaudited adjusted pro forma consolidated financial statements.

                         HOSPITALITY PROPERTIES TRUST

                     NOTES TO UNAUDITED ADJUSTED PRO FORMA
                       CONSOLIDATED FINANCIAL STATEMENTS
                             (dollars in thousands)

                     Consolidated Balance Sheet Adjustments

A. Represents the audited historical consolidated balance sheet of HPT at December 31, 1998.

B.   Represents the purchase of 34 hotels not acquired as of December 31, 1998:

   Cash purchase prices:
    Three Residence Inn by Marriott[RegTM] hotels .............   $ 31,904
    Three Courtyard by Marriott[RegTM] hotels .................     29,716
    Three Candlewood Suites[RegTM] hotels .....................     22,668
    Seven TownePlace Suites by Marriott[RegTM] hotels .........     49,983
    Eighteen Homestead Village[RegTM] hotels ..................    129,040
   Purchase price withheld as security deposits ...............     32,944
   Closing costs ..............................................      1,481
                                                                  --------
    Total .....................................................   $297,736
                                                                  ========

     Included in the above are certain hotel properties HPT has purchased or expects to purchase from sellers upon completion of construction, of which 27 have been purchased by HPT in 1999 through April 5 for an aggregate purchase price of $221,306.

C.   Represents pro forma impact on cash as follows:

   Cash transactions:
     Net proceeds from this offering ...........................  $  72,438
     Borrowings under HPT's credit facility ....................    168,000
     Cash used for acquisitions, including closing costs .......   (264,792)
                                                                  ---------
     Net impact on cash ........................................  $ (24,354)
                                                                  =========

D. Represents pro forma net borrowings under HPT's credit facility after completion of this offering and the Transactions described in Note B above.

E. Represents security deposits held or to be held by HPT as a result of purchasing and leasing the following hotels:


     Three Residence Inn by Marriott[RegTM] hotels .............   $ 3,731
     Three Courtyard by Marriott[RegTM] hotels .................     3,475
     Three Candlewood Suites[RegTM] hotels .....................     3,932
     Seven TownePlace Suites by Marriott[RegTM] hotels .........     5,846
     Eighteen Homestead Village[RegTM] hotels ..................    15,960
                                                                   -------
      Total ....................................................   $32,944
                                                                   =======

F.   Represents net proceeds from this offering.

                         HOSPITALITY PROPERTIES TRUST

                     NOTES TO UNAUDITED ADJUSTED PRO FORMA
                 CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)

                 Consolidated Statements of Income Adjustments


G. Represents the audited historical consolidated statement of income for the year ended December 31, 1998.

H. Represents the adjusted pro forma effect of leases entered into since January 1, 1998 and to be entered into. This adjusted pro forma effect is derived as follows:

                                                                  Year Ended
                                                               December 31, 1998
                                                              ------------------
   Pro forma minimum rent .................................       $  213,108
   Pro forma percentage rent ..............................            3,436
   Amounts included in historical minimum rent ............         (153,787)
   Amounts included in historical percentage rent .........           (3,436)
                                                                  ----------
                                                                  $   59,321
                                                                  ==========

     Certain of the hotels purchased by HPT were under development during the year ended December 31, 1998 and others are currently under development by the sellers of these properties. HPT is not contractually obligated to acquire these hotels until they are substantially completed. The adjusted pro forma consolidated income statement assumes these hotels were completed and acquired and the related lease commenced on January 1, 1998. Percentage rent is based upon a percentage of gross revenue increases and cannot be calculated for unopened hotels under development. Adjustments to percentage rent are not included in this adjustment.

I. FF&E Reserve escrow accounts for all of HPT's Marriott[RegTM] brand hotels are owned by HPT and periodic payments into these escrow accounts are recorded as additional rent under generally accepted accounting principles ("GAAP"). A pro forma adjustment to record additional rent relating to FF&E escrow contributions of $1,104 has been made for four hotels acquired in December 1998 which were open and operating throughout 1998. No pro forma adjustment for the FF&E Reserve income related to newly constructed hotels purchased and to be purchased by HPT from Marriott has been made, as this amount cannot be calculated. The FF&E Reserve for HPT's Wyndham[RegTM], Sumner Suites[RegTM], Candlewood Suites[RegTM], Summerfield Suites[RegTM] and Homestead Village[RegTM] hotels remains the property of the respective tenants during the lease term. HPT has a security interest in these escrow accounts and at the end of the lease term, any remaining funds in these FF&E Reserves must be paid to HPT. Under GAAP, the FF&E Reserve for the leases relating to these hotels is not recorded as income by HPT.

J. Represents the impact of the Transactions on depreciation expense for the entire period presented.

K.   Represents the following adjustments to interest expense:

     o Eliminating interest on the $125 million CMBS Notes repaid upon the issuance of the 7% Senior Notes in February 1998 including amortization of deferred financing costs.

     o Adding interest on $168 million of proceeds from HPT's $300 million credit facility (the Credit Facility) used to fund the acquisition Transactions discussed in Note B above.

     o Adding interest, including amortization of deferred financing costs, for the year ended December 31, 1998, on senior notes issued during 1998.

     o Adding amortization of deferred financing costs related to the Credit Facility.

L. Represents the pro forma impact of the Transactions on general and administrative expenses of HPT for the period presented.

M. Represents preferred dividends on the Series A Preferred Shares at a rate of 9 1/2% per annum for the period presented.

N. Represents the weighted average impact of 6.7 million common shares issued by HPT during 1998.

                              [Inside Back Cover]


                          HOSPITALITY PROPERTIES TRUST


     [Picture of Hotel]                               [Picture of Hotel]
     Homestead Village[RegTM]                         Candlewood[RegTM]
     Atlanta, Georgia                                 Birmingham, Alabama



                           [Picture of Hotel]
                           Residence Inn by Marriott[RegTM]
                           Westborough, Massachusetts



[Picture of Hotel]                                     [Picture of Hotel]
Sumner Suites[RegTM]                                   Summerfield Suites[RegTM]
Dallas, Texas                                          Lake Buena Vista, Florida

================================================================================


                               3,000,000 Shares



                         Hospitality Properties Trust



             9 1/2% Series A Cumulative Redeemable Preferred Shares
                    (Liquidation Preference $25 Per Share)




                             ---------------------
                             PROSPECTUS SUPPLEMENT
                             ---------------------




                      The Joint Book-Running Managers are:

         Merrill Lynch & Co.                              Salomon Smith Barney

                                ---------------

                           A.G. Edwards & Sons, Inc.

                           Morgan Stanley Dean Witter

                             Prudential Securities






                                 April 7, 1999

================================================================================